FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005
                                           -----------

                         Commission file number: 1-13750
                                                 -------

                    Jilin Chemical Industrial Company Limited
                    -----------------------------------------
                 (Translation of registrant's name into English)

                              No.9, Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                         The People's Republic of China
                         ------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes |_|           No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable
                                   ------------------

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Signature                                                                     3

2005 interim results announcement dated as of August 12, 2005                 4

Announcement of the resolutions passed at the second extraordinary
general meeting for 2005 dated as of August 12, 2005                         23

Supplemental Continuing Connected Transaction Agreements dated
as of August 12, 2005                                                        25

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


Date: August 23, 2005                  By: /s/ Yu Li
                                           -------------------------------------
                                           Name: Yu Li
                                           Title: Chairman

 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)
                               (STOCK CODE: 0368)

                        2005 INTERIM RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS (UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)

o Turnover in the first half of 2005 increased to RMB17,993 million from RMB13,730 million in the same period of 2004.

o Profit in the first half of 2005 increased to RMB129 million from RMB606 million in the same period of 2004.

o Earnings per share for the first half of 2005 decreased to RMB0.04 per share from RMB0.17 per share in the same period of 2004.

INTERIM RESULTS

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2005 (the "Reporting Period"), together with the comparative figures in 2004.

The Company's financial statements for the first six months of 2005 prepared under the People's Republic of China (the "PRC") Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS") are unaudited.

The directors Ni Muhua, Jiang Jixiang, Li Chongjie and Fanny Li did not attend the board meeting. The directors Ni Muhua, Jiang Jixiang and Li Chongjie appointed the chairman of the Board, Yu Li, and the independent non-executive director, Fanny Li appointed the independent non-executive director, Lu Yanfeng, to attend and vote on their behalf in respect of the resolutions considered at the meeting.

The chairman, Yu Li, the chief financial officer, Zhang Liyan, and the head of the finance department, Wang Chunxia, accept full responsibility for the truthfulness and completeness of the financial statements contained in this interim report.

FINANCIAL SUMMARY
PREPARED IN ACCORDANCE WITH PRC GAAP

                                                                     FOR THE SIX MONTHS
                                                                      ENDED 30TH JUNE,
                                                                  2005                2004          Increase/
                                                                   RMB                 RMB         (decrease)
                                                             UNAUDITED           unaudited
Net profit                                                 123,956,551         605,087,927            (79.51%)
Net profit before non-operating loss                       125,884,635         644,854,087            (80.48%)
Earnings per share                                            RMB0.035             RMB0.17            (79.41%)
Return on net assets (%)                                          2.07%              15.58%           (13.51)
Net cash flow from operating activities                  2,145,757,163       1,478,751,765             45.11%

                                                                 AS AT               As at
                                                            30TH JUNE,      31st December,
                                                                  2005                2004          Increase/
                                                                   RMB                 RMB         (decrease)
                                                             UNAUDITED             audited
Current assets                                           2,198,546,381       3,327,819,333            (33.93%)
Current liabilities                                      5,999,171,982       7,628,841,391            (21.36%)
Total assets                                            12,717,874,138      14,392,756,371            (11.64%)
Shareholders' equity (excluding minority interests)      5,977,580,979       5,853,624,428              2.12%
Net assets per share                                              1.68                1.64              2.44%
Adjusted net assets per share                                     1.65                1.61              2.48%

NOTE: Non-operating loss was RMB1,928,084, of which net profit from disposal of fix assets was RMB4,638,282, reversal of assets impairment provision was RMB900,104, subsidy income was RMB2,683,084, other profits were RMB1,170,067, loss on non-seasonal shutdown was RMB12,269,275 and net income tax credit was RMB949,654.

PREPARED IN ACCORDANCE WITH IFRS

                                                                            FOR THE SIX MONTHS
                                                                              ENDED 30TH JUNE,
                                                                           2005               2004
                                                                        RMB'000            RMB'000
                                                                      UNAUDITED          unaudited
Profit attributable to equity holders of the Company                    128,536            606,354
Earning per share                                                      RMB 0.04           RMB 0.17
Return on net assets (%)                                                   2.48              19.45

                                                                          AS AT              As at
                                                                     30TH JUNE,     31st December,
                                                                           2005               2004
                                                                        RMB'000            RMB'000
                                                                      UNAUDITED            audited
Equity                                                                5,204,372          5,069,342
Net assets per share                                                       1.46               1.42

SIGNIFICANT DIFFERENCES BETWEEN PRC GAAP AND IFRS

During the reporting period, net profit and profit under PRC GAAP and IFRS were RMB123,957 thousand and RMB135,030 thousand, respectively. Effect of significant differences between PRC GAAP and IFRS on profit is summarised below.

                                                                        SIX MONTHS ENDED 30TH JUNE,
                                                                           2005               2004
                                                                        RMB'000            RMB'000
Net profit as reported under PRC GAAP                                   123,957            605,088
Adjustments to conform with IFRS:
  - Depreciation expense due to revaluation of fixed assets
    at 28th February, 1995                                                 (726)              (726)
  - Depreciation expense on fixed assets due to difference
    in exchange gains capitalised                                        (3,655)            (3,655)
  - Amortisation of housing subsidy cost                                 (4,660)            (4,660)
  - Reversal of amortisation of land use rights                          10,636             10,307
  - Tax adjustment                                                        2,984                 --
  - Minority interest                                                     6,494            (12,786)

Profit as reported under IFRS                                           135,030            593,568

Return on net assets and profit per share were prepared in accordance with No. 9 Regulations regarding the Preparation of Information Announcement for Public Listed Companies Issued by CSRC:

                                            RETURN ON NET ASSETS (%)           PROFIT PER SHARE (RMB)
PROFIT FOR THE SIX MONTHS                                     WEIGHTED                         WEIGHTED
ENDED 30TH JUNE, 2005                      FULLY DILUTED       AVERAGE       FULLY DILUTED      AVERAGE
Profit from principal operations                    9.87          9.97              0.1656       0.1656
Operating profit                                    2.92          2.95              0.0489       0.0489
Net profit                                          2.07          2.10              0.0348       0.0348
Net profit before non-operating loss                2.11          2.13              0.0354       0.0354

TOTAL NUMBER OF SHAREHOLDERS

As at 30th June, 2005, the Company had a total of 66,753 shareholders.

SUBSTANTIAL SHAREHOLDERS

1. As at 30th June, 2005, the ten largest shareholders of the Company were as follows:

                                                                                            INCREASE/
                                                                                           (DECREASE)
                                                                                            OF SHARES
                                                                                           DURING THE
                                                                          NUMBER OF         REPORTING       PERCENTAGE
      NAME OF SHAREHOLDERS                              CLASS           SHARES HELD            PERIOD       OF HOLDING
                                                                           (SHARES)          (SHARES)              (%)

      1.    PetroChina Company Limited                  A shares      2,396,300,000                --          67.2914
      2.    HKSCC Nominees Limited                      H shares        822,166,699         2,322,000          23.0876
      3.    HSBC Nominees (Hong Kong) Limited           H shares        135,627,300                --           3.8086
      4.    Qiao Liang                                  A shares          1,450,000                --           0.0407
      5.    Zhang Li                                    A shares          1,250,000           220,000           0.0351
      6.    Huang Sujie                                 A shares          1,150,000         1,150,000           0.0323
      7.    Zhao Ying                                   A shares          1,060,000           180,000           0.0298
      8.    Shanghai Shi Hong Development               A shares            711,550           711,550           0.0200
              Company Limited
      9.    Tian Qiucheng                               A shares            706,050           706,050           0.0198
      10.   Industrial and Commercial Bank of           A shares            656,663           170,000           0.0184
              China-Rongtong Shenzheng 100 Index
              Securities Investment Fund

      NOTES:

      1. As far as the Company is aware, the ten largest shareholders of the Company are not related or concerted parties.

      2. PetroChina Company Limited ("PetroChina") held 2,396,300,000 state-owned legal person shares issued by the Company, representing approximately 67.29 per cent of the Company's total share capital. Shares held by PetroChina in the Company were not pledged, locked up or held in trust during the six months ended 30th June, 2005.

      3. There were no shareholders for whom HKSCC Nominees Limited acted as nominees whose shareholding accounted for 5 per cent or more of the total number of shares issued by the Company.

2. As at 30th June, 2005, the ten largest shareholders of listed shares of the Company were as follows:

                                                                                            INCREASE/
                                                                                           (DECREASE)
                                                                                            OF SHARES
                                                                                           DURING THE
                                                                          NUMBER OF         REPORTING       PERCENTAGE
      NAME OF SHAREHOLDERS                              CLASS           SHARES HELD            PERIOD       OF HOLDING
                                                                           (SHARES)          (SHARES)              (%)
      1.    HKSCC Nominees Limited                      H shares        822,166,699         2,322,000          23.0876
      2.    HSBC Nominees (Hong Kong) Limited           H shares        135,627,300                --           3.8086
      3.    Qiao Liang                                  A shares          1,450,000                --           0.0407
      4.    Zhang Li                                    A shares          1,250,000           220,000           0.0351
      5.    Huang Sujie                                 A shares          1,150,000         1,150,000           0.0323
      6.    Zhao Ying                                   A shares          1,060,000           180,000           0.0298
      7.    Shanghai Shi Hong Development               A shares            711,550           711,550           0.0200
              Company Limited
      8.    Tian Qiucheng                               A shares            706,050           706,050           0.0198
      9.    Industrial and Commercial Bank of           A shares            656,663           170,000           0.0184
              China-Rongtong Shenzheng 100 Index
              Securities Investment Fund
      10.   Chen Yu                                     A shares            610,000           610,000           0.0171

      NOTE: No relationship was found among the ten largest shareholders of listed shares of the Company, nor was concert action which falls under the description of the "Administration of Disclosure of Information on the Change of Shareholders in Listed Companies Procedures" found. Neither is the Company aware of any relationship between the ten largest shareholders of listed shares of the Company and the ten largest shareholders or that they are parties to any concert action.

PRODUCTION AND OPERATION DURING THE REPORTING PERIOD

1.    OVERALL OPERATION

      The Group is principally engaged in the production and sale of petroleum products, petrochemical, organic chemical and synthetic rubber products.

      During the first half of 2005, the Company implemented a strategy of vertical integration in refinery to improve and adjust its overall product mix; closely monitored the development of product market and took full advantage of any price movement of products so as to adjust its product sales strategy in a timely manner; continued to improve efficiency, save energy and reduce wastage for the purpose of imposing stringent control on costs and expenses; continued to improve internal control to enhance capital management and increase efficiency in the use of capital.

      For the first half of 2005, the sales revenue and sales of the Company and its subsidiaries (together "the Group") amounted to RMB16,122.195 million and RMB17,992.634 million, respectively, under PRC GAAP and IFRS, representing the increase of 28% and 31% from the same period in 2004. The continuing substantial increase in the price of crude oil drove the price of refined oil to move upward, which unfortunately failed to offset any impacts caused by price rise in crude oil. Actual realized net profits and profits of the Company were RMB123.957 million and RMB135.030 million, respectively, down by 80% and 77% as compared to the corresponding period in 2004.

2.    OPERATING REVENUES AND PROFITS FROM PRINCIPAL BUSINESS ACTIVITIES

      For the first half of 2005, in accordance with PRC GAAP, actual realized revenue from the sale of the Group's petroleum products was RMB7,589.622 million, which accounted for 47% of the revenue from principal business activities and the requisite cost of sales was RMB8,519.813 million, with a gross profit margin of -12%; actual realized revenue from the sale of petrochemical and organic chemical products was RMB7,315.044 million, which accounted for 45% of the revenue from principal business activities and the requisite cost of sales was RMB5,544.427 million , with a gross profit margin of 24%; actual realized revenue from the sale of synthetic rubber products was RMB878.241 million, which accounted for 5% of the revenue from principal business activities and the requisite cost of sales was RMB706.814 million, with a gross profit margin of 20%.

3. The Company conducts its principal business in the PRC and does not engage in any other industry other than the petrochemical industry. During the reporting period, there was no change in the Company's principal business, nor was the Company engaged in any other business which had material impact on its net profits during such reporting period.

4. During the reporting period, no jointly-invested company had an impact of more than 10% on the net profits of the Company.

5.    PROBLEMS AND DIFFICULTIES IN THE OPERATION OF THE COMPANY

      For the first half of 2005, the continuing substantial increase in the price of crude oil drove the price of refined oil to move upward, which unfortunately failed to offset any impacts caused by price rise in crude oil. As a result, the Group recorded a loss from the sale of its petroleum products, thereby adversely affecting the overall performance of the Company. For the first half of 2005, net profits of the Company decreased by 80% as compared to the same period in 2004.

OPERATING RESULTS AND FINANCIAL RESULTS ANALYSIS

I.    UNDER PRC GAAP

      1. For the six months ended 30th June 2005, revenue realized from the principal business of the Group was RMB16,122.195 million, an increase of 28% from the same period in 2004. This increase was principally attributable to an increase in the total number of products of the Group, such as petroleum products, petrochemical, organic chemical and synthetic rubber products, and the increase in their price.

            (1)   PETROLEUM PRODUCTS

                  In the first half of 2005, revenue from the sale of petroleum products was RMB7,589.622 million, an increase of RMB1,157.868 million from the same period in 2004. The increase was primarily attributable to an increase in the volume of the Group's crude oil processing by 16% from last year to 3.5 million tons in the first half of 2005. In addition, the weighted average price of petroleum products grew by 16% from RMB2,416/ton in the first half of 2004 to RMB2,798/ton in the first half of 2005.

            (2)   PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS

                  In the first half of 2005, revenue realized from the sale of petrochemical and organic chemical products was RMB7,315.044 million, representing an increase of RMB2,252.693 million from the same period in 2004. This increase was principally attributable to an increase in the demand of petrochemicals from enterprises engaged in the downstream segment of the petrochemical industry, which has resulted in the sales volume and weighted average price of such products increasing by 16% and 25%, respectively, from the same period in 2004 to 1.07 million tons and RMB6,841/ton.

            (3)   SYNTHETIC RUBBER PRODUCTS

                  In the first half of 2005, revenue realized from the sale of synthetic rubber products was RMB878.241 million, an increase of RMB154.964 million from the same period in 2004. The increase was principally attributable to an increase in the weighted average price of such products by 24% from the same period in 2004.

      2. The cost of principal business increased by 38% to RMB15,123.413 million in the first half of 2005 from RMB10,955.477 million in the first half of 2004. This increase was principally attributable to a growth in the sales volume of the Company's products and the volume of crude oil processing, as well as an increase in the price of other raw materials. In the first half of 2005, the weighted average price of the Group's crude oil cost was RMB3,016/ton, which represented an increase of 47% as compared to the same period in 2004.

            The cost of sales grew due to the continuing substantial increase in the price of crude oil. Therefore, profits of the Group from its principal business dropped by 52% as compared to the same period in 2004.

      3. Financial cost, administrative and operating costs decreased by 35% from RMB548.128 million in the first half of 2004 to RMB357.736 million in the first half of 2005, of which, the financial cost decreased by RMB67.410 million from the same period in 2004. This decrease was primarily due to a reduction in the Group's interest bearing borrowings and the replacement of the Company's high-interest bearing loans with low-interest bearing loans. As a result, interest expenses decreased by RMB58.083 million. The Group realized a net exchange gain of RMB12.197 million due to its foreign currency borrowing being affected by the interest rate fluctuation. Administrative expenses decreased from RMB382.719 million in the first half of 2004 to RMB267.197 million in the first half of 2005. This decrease was principally due to the provision of RMB76.870 million made for the decrease in inventory price and the provision of RMB22.533 million made for bad debts in the same period in 2004 which were not made during the current reporting period.

            In the first half of 2005, the Group recorded a loss from other business activities and its profits from operation fell by RMB57,733 million.

            Due to the above factors, the Group's profits from its operation decreased from RMB647.149 million in the first half of 2004 to RMB174.272 million in the first half of 2005.

      4. Compared to the first half of 2004, the Group's return from investment decreased by RMB2.166 million in the first half of 2005 due to a reduction of the Group's share of profits of its jointly controlled entity. The decrease of RMB56.186 million in non-operating expenses of the Group was principally attributable to no substantial loss incurred in the disposal of fixed assets during the reporting period. In addition, revenue from subsidies and non-operating revenue increased by RMB8.199 million.

            Based on the aforesaid, the Group's total profits decreased from RMB592.302 million in the first half of 2004 to RMB181.643 million in the first half of 2005.

            In the first half of 2005, the income tax of the Group amounted to RMB51.192 million, which consists of the deferred tax liabilities arising from the acceleration of depreciation and amortization, and the deferred tax assets resulting from taxation loss in the first half of 2005. In the same period in 2004, the Company did not make up in full its accumulated loss for 2002 and the previous years in accordance with applicable taxation laws and no deferred tax assets in respect of such taxation loss had been confirmed. Therefore, there was no income tax in the same period in 2004. In addition, the minority interest of the Group was RMB6.494 million during the reporting period. After deducting the above, the Group recorded a net profit of RMB123.957 million in the first half of 2005.

      5. Net increase in cash and cash equivalents amounted to RMB25.671 million in the first half of 2005, and net decrease in cash and cash equivalents amounted to RMB19.221 million in the same period of 2004. This change was primarily attributable to the improvement of capital management and an increase in the turnover of capital of the Company.

      6. As at 30th June, 2005, the total assets of the Group was RMB12,717.874 million, representing a decrease of 12% as compared to the percentage as at 31st December, 2004. This decrease was principally attributable to a decrease in inventories and an increase in accumulated depreciation.

      7. As at 30th June, 2005, the shareholder's equity of the Group was RMB5,977.581 million, representing an increase of 2% from 31st December, 2004. This increase was primarily attributable to an increase in net profits during the reporting period.

II.   UNDER IFRS

      1. In the first half of 2005, total turnover of the Group was RMB17,992.634 million, up 31% from the same period in 2004. This increase was primarily attributable to an increase in market demand, thus resulting in the simultaneous increase in the Group's sales volume and the weighted average price of its products.

            (1)  PETROLEUM PRODUCTS

                 Revenue of petroleum products increased by 17% from RMB6,212.553 million in the first half of 2004 to RMB7,263.050 million in the first half of 2005, which accounted for 40% of its total turnover attributable to petroleum products. The increase in revenue was principally attributable to an increase of weighted average price and sales volume of petroleum products by 16% and 2%, respectively, from the same period in 2004.

            (2)  PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS

                 Revenues of petrochemical and organic chemical products increased by 45% from RMB5,493.959 million in the first half of 2004 to RMB7,943.724 million in the first half of 2005, which accounted for 44 % of the total turnover attributable to such products. This increase was principally attributable to an increase in market demand which has caused an increase of weighted average price and sales volume of petrochemical and organic chemical products by 25% and 16%, respectively, from the same period in 2004.

            (3)  SYNTHETIC RUBBER PRODUCTS

                 Revenue of synthetic rubber products increased by 27% from RMB800.349 million in the first half of 2004 to RMB1,017.254 million in the first half of 2005. This increase was mainly attributable to an increase in the price of such products by 24% from the same period in 2004.

      2.    Cost and expenditure

            The cost of sales increased by 39% from RMB12,615.949 million in the first half of 2004 to RMB17,508.817 million in the first half of 2005. This increase was primarily attributable to an increase in the sales volume of the Company's products, volume of crude oil processing and the price of other raw materials. In the first half of 2005, the weighted average price of the Group's crude oil cost was RMB3,016/ton, which represented an increase of 47% from the same period in 2004, and the volume of crude oil processing was 3.5 million tons, which represented an increase of 16% from the same period in 2004.

            The Group's gross profit margin decreased by 5% in the first half of 2005 as compared to the same period in 2004 due to an increase in cost of sales in connection with the continuous surge in crude oil price.

            Distribution costs, administrative expenses and other operating expenses dropped by 40% from RMB384.770 million in the first half of 2004 to RMB230.143 million in the first half of 2005. This decrease was primarily attributable to the provisions made for diminution in value of trade and other receivables, construction in progress and intangible assets made in the first half of 2004 which were not made during the reporting period, a net loss of RMB34.158 million incurred from the retirement of fixed assets in the first half of 2004 and a net profit of RMB4.638 million so incurred during the reporting period.

            Due to the aforesaid factors, the Group's operating profit decreased from RMB729.256 million in the first half of 2004 to RMB253.674 million in the first half of 2005.

            Interest expenses decreased by 38% from RMB152.934 million in the first half of 2004 to RMB94.851 million in the first half of 2005. The decrease was principally attributable to a reduction in the Group's interest bearing borrowings and the replacement of high-interest bearing loans with low-interest bearing loans during the reporting period.

            In the first half of 2005, the Group recorded a net foreign exchange gain of RMB12.197 million, which increased by RMB9.1 million from the same period in 2004. This increase was mainly attributable to the foreign exchange rate fluctuation in favour of the Company's foreign currency borrowing during the reporting period.

            In the first half of 2005, the Group's shares of profit before taxation of its jointly controlled entity and associate stood at RMB11.396 million, as compared to RMB13.564 million in the first half of 2004. This change was primarily caused by a decrease of profit of its jointly controlled entity and associate during the reporting period.

            In the first half of 2005, the income tax of the Group amounted to RMB48.209 million, which consists of the deferred tax liabilities arising from the acceleration of depreciation and amortization, and the deferred tax assets resulting from taxation loss in the first half of 2005. In the same period in 2004, the Company did not make up in full its accumulated loss for 2002 and the previous years in accordance with applicable taxation laws and no deferred tax assets in respect of such taxation loss had been confirmed. Therefore, there was no income tax in the same period in 2004.

      3.    Liquidity and Capital Resources

            The Company depends upon cash flow from operations and loans to satisfy its ongoing liquidity and capital needs.

            Net cash flows from the Group's operating activities in the first half of 2005 was RMB2,059.624 million, as compared to RMB1,295.921 million in the first half of 2004. The increase of net cash inflows was primarily due to a decrease in inventories during the reporting period.

            Net cash used in investing activities in the first half of 2005 was RMB40.426 million, as compared to RMB195.203 million in the first half of 2004. This decrease was due to a decrease in capital expenditure during the reporting period.

            Net cash used in financing activities in the first half of 2005 was RMB1,993.527 million, as compared to RMB1,119.939 million in the first half of 2004. The change was due to a decrease in proceeds obtained from borrowings during the reporting period.

            As at 30th June, 2005, the Group's current assets amounted to RMB2,198.547 million and the current liabilities amounted to RMB5,999.173 million, which caused a negative working capital of RMB3,800.626 million. The Group regularly reviews its working capital and liquidity position and ensures the short term obligations of the Group are satisfied through the refinancing of indebtedness and other measures. China Petroleum Finance Company Limited, a subsidiary of our ultimate beneficial shareholder, has agreed to extend the term of a RMB8 billion loan facility provided to the Group up to 31st December, 2008. The Company believes that it has sufficient capital resources to meet its foreseeable working capital needs. As at 30th June, 2005, the Group's capital liabilities ratio was 12% as compared to 15% as at 31st December, 2004 (the capital liabilities ratio is calculated by dividing the long-term liabilities by the aggregate of shareholders' equity and long-term liabilities).

            As at 30th June, 2005, the Group's liquidity ratio was 37% and its quick ratio was 12%; inventory ratio was 7.66 times, an increase of
            0.45 times as compared to the same period in 2004.

            As at 30th June, 2005, the Group's aggregate borrowings were RMB1,988.563 million, a decrease of RMB1,993.527 million as compared to the figure as at 31st December, 2004, of which short-term borrowings was RMB1,268.212 million, representing a decrease of RMB1,817.863 million as compared to the level of short-term borrowings as at 31st December, 2004. Long-term borrowings were RMB720.351 million, representing a decrease of RMB175.664 million as compared to the same type of borrowings as at 31st December, 2004. These changes reflected an increase in the repayment amounts of the Group during the first half of 2005 which in turn led to a decrease in liabilities ratio.

            The Group does not have seasonal demands for capital.

      4.    Exchange Risk

            On 30th June, 2005, the Group's short-term borrowings were denominated in Renminbi and the portion of long-term borrowings denominated in foreign currency that was translated into RMB968.803 million was mainly a foreign currency-denominated loan for the 300,000-ton ethylene facility project. Foreign currency-denominated loans are mainly taken out in United States Dollar, Japanese Yen and Euro Dollar. The Group also experiences foreign exchange risk in making payments related to the import of raw materials and machinery, which needs to be converted into the applicable foreign currency from Renminbi. In addition, dividends for H shares are also payable in foreign currency. Hence, any fluctuation in foreign exchange rates will have a significant impact on the Group. In the first half of 2005, the Group had a net foreign exchange gain of RMB12.197 million.

      5.    Employees

            As at 30th June, 2005, the Company had a total of 20,187 employees. The aggregate remuneration paid to them was RMB378.110 million.

      6.    Charges of Assets

            The Group has not created any charges on any of its principal assets as at 30th June, 2005.

      7.    Contingent Liabilities

            The Group did not have any significant contingent liabilities as at 30th June, 2005.

INVESTMENT (CAPITAL NOT OBTAINED FROM FUND-RAISING ACTIVITIES)

During the first half of 2005, the Company did not carry out any large-scale technological renovation projects. The total investment attributable to such projects was RMB57.174 million as at 30th June, 2005.

PROSPECTS OF THE SECOND HALF OF 2005

For the second half of 2005, the Company will further strengthen the following:
(i) the management of safety production by arranging for installation and overhaul of equipment so as to ensure its production facilities run at full capacity; (ii) the control on capital budget in order to use capital in a safely, reasonable and efficient manner, thereby speeding up the turnover of its capital; (iii) the control on cost budget by continuing to implement a low-cost strategy to reduce the production and operation costs; (iv) the marketing management in order to respond to the changes in petrochemical and chemical products. The Company expects the processing capacity for crude oil to reach 3.5 million tons in the second half of 2005. In view of the continuing increase in the price of crude oil to a high level which may not be offset by the increase in the price of refined oil, the actual realized profits for the period from January to September 2005 is expected to decrease by over 50% as compared to the same period in 2004.

REVIEW OF THE SIGNIFICANT EVENTS

1.    CORPORATE GOVERNANCE STRUCTURE

      The Company's corporate governance structure was in compliance with the requirements of the Listed Company Governance Guidelines.

2.    PROPOSED INTERIM DISTRIBUTION AND TRANSFER FROM COMMON RESERVE TO SHARE
      CAPITAL

      The directors resolved not to declare any interim dividend and did not make any transfer from the common reserves to the Company's share capital during the first six months ended 30th June, 2005.

3.    PREVIOUS YEAR'S PROFIT DISTRIBUTION

      According to the Company's 2004 annual general meeting of the Company, no final dividend was declared and no transfer was made from the common reserve to the Company's share capital for 2004.

4. The Company was not involved in any material litigation or arbitration during the reporting period.

5. During the reporting period, there were no mergers, acquisitions or restructuring involving the Company or any member of the Group.

6.    MATERIAL CONTRACTS AND PERFORMANCE

      (1) During the reporting period, the Company did not enter into any trust, sub-contracting or lease arrangements in respect of the assets of any third party nor has any third party entered into any trust, sub-contracting or lease arrangements in respect of the assets of the Company.

      (2) The Company has not entered into any significant guarantees during the reporting period and no significant guarantees entered into prior to the reporting period has been extended to the reporting period.

      (3) During the reporting period, the Company did not entrust any party with cash assets administration.

7. The Company and its shareholders holding an interest of 5 per cent or more have not provided any undertakings that may have a significant impact on the Company's operating results and financial conditions.

8. Neither the Company, the Board nor any directors of the Company has experienced any reprimand, penalties or complaints from or faced investigation by CSRC, or any public reprimand from any stock exchanges or any regulatory authority during the reporting period.

9.    PURCHASE, SALE AND REDEMPTION OF SHARES

      During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

10.   CODE ON CORPORATE GOVERNANCE PRACTICES

      None of the directors of the Company is aware of any information that would reasonably indicate that the Company does not, or during the period, did not comply with the Code on Corporate Governance Practices contained in Appendix 14.

11.   MODEL CODE

      The Company has adopted a code of conduct regarding directors' securities transactions in terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules.

      Specific enquiry has been made of the directors of the Company who have confirmed that they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding directors' securities transactions throughout the reporting period.

12.   TRUST DEPOSITS AND TRUST LOANS

      As at 30th June, 2005, the Company did not have any trust deposits and trust loans with any financial institutions and did not encounter any difficulty in making withdrawals.

13.   HOUSING REFORMS

      Since 1998, the Company has incurred a loss of RMB84.09 million due to the discount offered to its employees to purchase staff accommodation.

      In accordance with IFRS, the above loss was capitalized. The staff cost associated with the Company's employee housing reform programs was amortized on a straight-line basis over the remaining expected average employment period of the relevant employees.

      From 1st January, 1998 to 30th June, 2005, the total amount amortized was RMB54.55 million. The amount amortized in the first six months of 2005 was RMB4.66 million. As at 30th June, 2005, the above remaining deferred staff cost was approximately RMB29.54 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the first half of 2005, the net assets of the Company as at 30th June, 2005 would be reduced by approximately RMB29.54 million. Other than the employees' housing reform programs mentioned above, the Company has not implemented any employees' housing plan.

14. INFORMATION RELATING TO FUND OCCUPATION BY THE CONTROLLING SHAREHOLDER AND SUBSIDIARIES OF THE COMPANY AND INDEPENDENT NON-EXECUTIVE DIRECTORS' OPINION

      Excluding the normal course of production and operating activities, there were no instances where the controlling shareholder and its subsidiaries occupied the funds of the Company during the reporting period.

      During the reporting period, the independent non-executive directors have not found any instances of fund occupation between the Company and the controlling shareholder and related parties to be outside the ordinary course of production and operating activities of the Company. The independent non-executive directors have not found any instances where the controlling shareholder and other related parties misused funds belonging to the Company or any instances of third party guarantees.

15.   There were no other significant events during the reporting period.

FINANCIAL STATEMENTS (UNAUDITED)

The Board hereby announces the unaudited interim results of the Group for the six months ended 30th June, 2005 prepared under the PRC GAAP and the IFRS. The Company's Audit Committee and management have reviewed the accounting principles, accounting standards and measures adopted by the Group, and have reviewed internal supervision and financial reports, including the unaudited financial statement prepared under the PRC GAAP and IFRS and the additional information in respect thereof for the six months ended 30th June, 2005.

UNAUDITED CONSOLIDATED INTERIM CONDENSED PROFIT AND LOSS ACCOUNT
   (PREPARED UNDER IFRS)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                                                        SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                    NOTES                     RMB                  RMB
TURNOVER                                                              2                17,992,634           13,729,975

Cost of sales                                                                         (17,508,817)         (12,615,949)

GROSS PROFIT                                                                              483,817            1,114,026

Distribution costs                                                                         (8,617)             (16,076)
Administrative expenses                                                                  (229,788)            (306,330)
Other operating income/(expenses), net                                                      8,262              (62,364)

OPERATING PROFIT                                                      3                   253,674              729,256

Interest expense                                                                          (94,851)            (152,934)
Interest income                                                                               823                  585
Exchange loss                                                                                 (29)              (3,829)
Exchange gain                                                                              12,226                6,926
Share of profit of a jointly controlled entity                                              8,443               12,559
Share of profit of an associated company                                                    2,953                1,005

PROFIT BEFORE TAXATION                                                                    183,239              593,568
Taxation                                                              4                   (48,209)                   -

PROFIT FOR THE PERIOD                                                                     135,030              593,568

ATTRIBUTABLE TO:
Equity holders of the Company                                                             128,536              606,354
Minority interest                                                                           6,494              (12,786)

                                                                                          135,030              593,568

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE
  TO THE EQUITY HOLDERS OF THE COMPANY DURING THE PERIOD              5                   RMB0.04              RMB0.17

DIVIDEND                                                              6                        --                   --

UNAUDITED CONSOLIDATED INTERIM CONDENSED BALANCE SHEET (PREPARED UNDER IFRS) AS OF 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS)

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                    NOTES                     RMB                  RMB
NON-CURRENT ASSETS
Property, plant and equipment                                                           8,937,297            9,368,990
Interests in a jointly controlled entity                                                   74,278               89,835
Investment in an associated company                                                        12,258                9,305
Intangible assets                                                                         466,523              515,047
Deferred income tax assets                                                                234,993              283,202

                                                                                        9,725,349           10,266,379

CURRENT ASSETS
Inventories                                                                             1,449,954            2,606,053
Accounts receivable                                                   7                   317,832              265,245
Prepaid expenses and other current assets                                                 390,461              441,891
Cash and cash equivalents                                                                  40,300               14,629

                                                                                        2,198,547            3,327,818

CURRENT LIABILITIES
Accounts payable and accrued liabilities                              8                 4,633,438            4,429,686
Current income tax liabilities                                                             97,523              113,079
Short-term borrowings                                                                   1,268,212            3,086,075

                                                                                        5,999,173            7,628,840

NET CURRENT LIABILITIES                                                                (3,800,626)          (4,301,022)

TOTAL ASSETS LESS CURRENT LIABILITIES                                                   5,924,723            5,965,357

EQUITY
Equity attributable to equity holders of the Company
  Share capital                                                                         3,561,078            3,561,078
  Reserves                                                                              2,099,372            2,099,858
  Accumulated losses                                                                     (476,848)            (605,870)

                                                                                        5,183,602            5,055,066
Minority interest                                                                          20,770               14,276

Total equity                                                                            5,204,372            5,069,342

NON-CURRENT LIABILITIES
Long-term borrowings                                                                      720,351              896,015

                                                                                        5,924,723            5,965,357

UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY (PREPARED UNDER IFRS)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS)

                                               ATTRIBUTABLE TO EQUITY HOLDERS                MINORITY     TOTAL EQUITY
                                                      OF THE COMPANY                         INTEREST
                                            SHARE      ACCUMULATED
                                          CAPITAL           LOSSES         RESERVES
                                              RMB              RMB              RMB               RMB              RMB
Balance at 1st January, 2004
  as previously represented             3,561,078       (3,151,353)       2,100,831                --        2,510,556

Representation as a result of
  the adoption of revised IAS 1
  and IAS 27                                   --               --               --            30,800           30,800

Balance at 1st January, 2004            3,561,078       (3,151,353)       2,100,831            30,800        2,541,356

Profit for the period                          --          606,354               --           (12,786)         593,568

Transfer to accumulated losses on
  realisation of revaluation reserve           --              486             (486)               --               --

Balance at 30th June, 2004              3,561,078       (2,544,513)       2,100,345            18,014        3,134,924

Balance at 1st January, 2005
  as previously represented             3,561,078         (605,870)       2,099,858                --        5,055,066

Representation as a result of the
  adoption of revised IAS 1
  and IAS 27                                   --               --               --            14,276           14,276

Balance at 1st January, 2005            3,561,078         (605,870)       2,099,858            14,276        5,069,342

Profit for the period                          --          128,536               --             6,494          135,030

Transfer to accumulated losses on
  realisation of revaluation reserve           --              486             (486)               --               --

BALANCE AT 30TH JUNE, 2005              3,561,078         (476,848)       2,099,372            20,770        5,204,372

NOTES:

1. The unaudited consolidated interim condensed financial statements are prepared in accordance with International Accounting Standards 34 "Interim Financial Reporting". The accounting policies and methods of computation used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the annual financial statements for the year ended 31st December, 2004 except for the ones modified by the Company as a result of the adoption of the new revised International Financial Reporting Standards ("IFRS").

      The results of operations for the six months ended 30th June, 2005 are not necessarily indicative of the results to be expected for the full year ending 31st December, 2005.

2.    SEGMENT INFORMATION SIX MONTHS ENDED 30TH JUNE, 2005

                                                                     CHEMICAL
                                                  PETROCHEMICAL   FERTILISERS                     OTHER
                                                    AND ORGANIC           AND    SYNTHETIC     PRODUCTS
                                        PETROLEUM      CHEMICAL     INORGANIC       RUBBER          AND
                                         PRODUCTS      PRODUCTS      PRODUCTS     PRODUCTS     SERVICES         TOTAL
                                              RMB           RMB           RMB          RMB          RMB           RMB
      Revenues                          7,263,050     7,943,724       337,620    1,017,254    1,430,986    17,992,634

      Segment results                  (1,351,841)    1,571,834       (23,606)     145,611      (88,324)      253,674
      Finance costs, net                                                                                      (81,831)
      Share of profit of a jointly
        controlled entity                      --         8,443            --           --           --         8,443
      Share of profit of an
        associated company                     --            --            --           --        2,953         2,953

      Profit before taxation                                                                                  183,239

      SIX MONTHS ENDED 30TH JUNE, 2004

                                                                     Chemical
                                                  Petrochemical   fertilisers                     Other
                                                    and organic           and    Synthetic     products
                                        Petroleum      chemical     inorganic       rubber          and
                                         products      products      products     products     services         Total
                                              RMB           RMB           RMB          RMB          RMB           RMB
      Revenues                          6,212,553     5,493,959       616,306      800,349      606,808    13,729,975

      Segment results                     (93,733)      818,966       (91,967)     172,965      (76,975)      729,256
      Finance costs, net                                                                                     (149,252)
      Share of profit of a jointly
        controlled entity                      --        12,559            --           --           --        12,559
      Share of profit of an associated
        company                                --            --            --           --        1,005         1,005

      Profit before taxation                                                                                  593,568

      All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. Accordingly, no geographic segment information is presented.

3.    OPERATING PROFIT

      The following items have been charged/(credited) to operating profit during the period:

                                                                                           SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Crediting
        Government grants and subsidies                                                    (2,683)                  --
      Charging
        Amortisation of intangible assets                                                  48,524               61,562
        Depreciation of property, plant and equipment                                     491,792              501,375
        Net (profit)/loss on disposal of property, plant and equipment
          (included in "other operating (income)/expenses")                                (4,638)              34,158
        Provision for impairment of property, plant and equipment
          (included in "cost of sales")                                                        --               19,814
        Provision for impairment of intangible assets (included in "cost of sales")            --                6,698
        (Reversal)/provision for impairment of receivables
          (included in "administrative expenses")                                            (882)              11,354
        (Reversal)/provision for impairment of prepaid expenses and
          other current assets (included in "other operating (income)/expenses")              (18)              11,179
        Inventory writedowns (included in "cost of sales")                                     --               79,169
        Research and development expenditure                                                  279                  192
        Employee compensation costs                                                       378,110              497,520
        Operating lease rentals on land and buildings                                       3,200                4,320
        Operating lease rentals on plant and machinery                                     15,650               13,867
        Repair and maintenance                                                            163,357              304,285

4.    TAXATION

                                                                                           SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      PRC income tax                                                                           --                   --
      Deferred tax                                                                         48,209                   --

                                                                                           48,209                   --

      Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. During the six months ended 30th June, 2005 and 2004 there was no current tax expense because of the utilisation of tax loss carryforwards. Tax expense during the six months ended 30th June, 2005 results from changes in the deferred tax assets and liabilities at the expected annual rate of 33%.

      The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                                           SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Profit before taxation                                                              183,239              593,568

      Tax calculated at a rate of 33%                                                      60,469              195,877
      Utilisation of previously unrecognised deferred tax assets                               --             (202,269)
      Other                                                                               (12,260)               6,392

      Tax expense                                                                          48,209                   --

5.    BASIC AND DILUTED EARNINGS PER SHARE

      Basic and diluted earnings per share for the six months ended 30th June, 2005 have been computed by dividing the profit attributable to equity holders of the Company of RMB128,536 (2004: RMB606,354) by the number of 3,561,078,000 shares issued and outstanding for the period.

6.    DIVIDEND

      The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2005 (2004: nil).

7.    ACCOUNTS RECEIVABLE

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Due from third parties                                                              218,325              236,943
      Due from related parties
        - PetroChina                                                                      287,222              211,530
        - JCGC (a fellow subsidiary) Group Companies                                      172,007              169,077
        - An associated company                                                            17,147               23,138
        - Other state-controlled enterprises                                              263,691              265,999

                                                                                          958,392              906,687

      Less: Provision for impairment loss
        - Due from third parties                                                         (205,114)            (211,932)
        - Due from related parties                                                       (435,446)            (429,510)

                                                                                          317,832              265,245

      Amounts due from related parties are interest free and unsecured. Related parties are offered credit terms of no more than 30 days.

      Provision for impairment of amounts due from related parties charged to profit and loss account was RMB5,936 for the six months ended 30th June, 2005 (Six months ended 30th June, 2004: RMB2,507).

      The ageing analysis of accounts receivable at 30th June, 2005 is as follows:

                                                                                       30TH JUNE,      31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Within 1 year                                                                       289,193              222,075
      Between 1 to 2 years                                                                     --                2,042
      Between 2 to 3 years                                                                  2,042                  299
      Over 3 years                                                                        667,157              682,271

                                                                                          958,392              906,687

      In 2002, the Group implemented a cash sales policy for the majority of its customers. Certain selected customers are offered credit terms of no more than 30 days. There is no change in this policy during 2004 and the six months ended 30th June, 2005.

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                       30TH JUNE,      31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Trade payables                                                                    1,205,534            1,548,764
      Advances from customers                                                             203,243              545,545
      Salaries and welfare payable                                                        194,570              197,094
      Other payables and accrued liabilities                                              200,731              121,461
      Amounts due to related parties
        - PetroChina                                                                    2,620,436            1,667,303
        - CNPC Group Companies                                                              3,718                   --
        - JCGC (a fellow subsidiary) Group Companies                                       58,277               85,623
        - An associated company                                                                --                9,109
        - Other state-controlled enterprises                                              146,929              254,787

                                                                                        4,633,438            4,429,686

      Amounts due to related parties are interest free, unsecured and with no fixed term of repayment.

      The ageing analysis of trade payables at 30th June, 2005 is as follows:

                                                                                       30TH JUNE,      31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Within 1 year                                                                     1,112,293            1,450,029
      Between 1 to 2 years                                                                 25,483               33,123
      Between 2 to 3 years                                                                 12,345               23,267
      Over 3 years                                                                         55,413               42,345

                                                                                        1,205,534            1,548,764

UNAUDITED BALANCE SHEETS (PREPARED UNDER PRC GAAP) AS AT 30TH JUNE, 2005 (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                  30TH JUNE,     31st December,          30TH JUNE,     31st December,
                                                        2005               2004                2005               2004
                                                       GROUP              Group             COMPANY            Company
                                                 (UNAUDITED)          (Audited)         (UNAUDITED)          (Audited)
ASSETS
CURRENT ASSETS
  Cash and bank                                   40,300,488         14,629,219          36,259,808         11,819,321
  Short-term investments                                  --                 --                  --                 --
  Notes receivable                                 1,971,000         10,545,237           1,911,000          9,456,637
  Dividend receivable                                     --                 --                  --                 --
  Interest receivable                                     --                 --                  --                 --
  Accounts receivable                            315,860,595        254,700,444         385,279,727        322,568,028
  Other receivables                               33,799,957         45,075,155           7,494,684         19,094,936
  Advances to suppliers                          354,036,608        376,959,411         352,314,863        376,874,901
  Subsidy receivable                                      --                 --                  --                 --
  Inventories                                  1,449,953,644      2,606,053,383       1,406,094,241      2,566,518,007
  Prepaid expenses                                 2,624,089         19,856,484           1,972,175         19,474,862
  Long-term bond investments maturing
    within one year                                       --                 --                  --                 --
  Other current assets                                    --                 --                  --                 --

TOTAL CURRENT ASSETS                           2,198,546,381      3,327,819,333       2,191,326,498      3,325,806,692

LONG-TERM INVESTMENTS
  Long-term equity investments                    86,536,435         99,139,594         165,156,303        169,469,728
  Long-term bond investments                              --                 --                  --                 --

TOTAL LONG-TERM INVESTMENTS                       86,536,435         99,139,594         165,156,303        169,469,728
  Including: Consolidation difference                     --                 --                  --                 --

FIXED ASSETS
  Fixed assets - cost                         16,228,024,899     16,196,975,563      15,847,825,984     15,822,513,692
  Less: Accumulated depreciation              (7,189,153,350)    (6,719,916,853)     (7,003,001,894)    (6,545,147,557)

  Fixed assets - net book value                9,038,871,549      9,477,058,710       8,844,824,090      9,277,366,135
  Less: Impairment of fixed assets              (282,023,248)      (282,023,248)       (269,931,112)      (269,931,112)

  Fixed assets - net book amount               8,756,848,301      9,195,035,462       8,574,892,978      9,007,435,023
  Construction materials                           2,833,640          2,837,473           2,833,640          2,837,473
  Construction in progress                        64,217,179         42,555,665          64,217,179         42,555,665
  Fixed assets pending disposal                           --                 --                  --                 --

TOTAL FIXED ASSETS                             8,823,899,120      9,240,428,600       8,641,943,797      9,052,828,161

                                                  30TH JUNE,     31st December,          30TH JUNE,     31st December,
                                                        2005              2004                 2005              2004
                                                       GROUP              Group             COMPANY            Company
                                                 (UNAUDITED)          (Audited)         (UNAUDITED)          (Audited)
INTANGIBLE AND OTHER ASSETS
  Intangible assets                            1,290,637,730      1,345,139,741       1,289,126,149      1,343,581,225
  Long-term deferred expenses                     53,866,319         64,648,462          53,866,319         64,648,462
  Other long-term assets                                  --                 --                  --                 --

TOTAL INTANGIBLE AND OTHER ASSETS              1,344,504,049      1,409,788,203       1,342,992,468      1,408,229,687

DEFERRED TAXES
  Deferred tax assets                            264,388,153        315,580,641         264,388,153        315,580,641

TOTAL ASSETS                                  12,717,874,138     14,392,756,371      12,605,807,219     14,271,914,909

LIABILITIES AND
  SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans                             1,019,760,000      2,918,970,000         975,120,000      2,874,330,000
  Notes payable                                           --                 --                  --                 --
  Accounts payable                             2,409,675,322      1,891,153,893       2,403,450,986      1,864,805,946
  Advances from customers                      1,711,754,822      2,137,105,902       1,704,000,340      2,119,941,248
  Salaries payable                               128,491,679        139,240,168         123,976,408        139,183,607
  Welfare payable                                 66,078,191         57,854,011          53,914,480         48,261,501
  Dividend payable                                        --                 --                  --                 --
  Taxes payable                                  181,876,402        154,334,897         178,690,849        150,912,286
  Other levies payable                                    --                 --                  --                 --
  Other payables                                 135,460,655        137,027,193         127,048,196        131,685,926
  Accrued expenses                                97,622,539         26,049,897          93,221,680         26,049,897
  Provisions                                              --                 --                  --                 --
  Long-term liabilities due within one year      248,452,372        167,105,430         248,452,372        167,105,430
  Other current liabilities                               --                 --                  --                 --

TOTAL CURRENT LIABILITIES                      5,999,171,982      7,628,841,391       5,907,875,311      7,522,275,841

LONG-TERM LIABILITIES
  Long-term loans                                580,557,049        682,499,114         580,557,049        682,499,114
  Debentures payable                                      --                 --                  --                 --
  Payables due after one year                             --                 --                  --                 --
  Special project payables                                --                 --                  --                 --
  Other long-term liabilities                    139,793,880        213,515,526         139,793,880        213,515,526

TOTAL LONG-TERM LIABILITIES                      720,350,929        896,014,640         720,350,929        896,014,640

DEFERRED TAXES
  Deferred tax liabilities                                --                 --                  --                 --

TOTAL LIABILITIES                              6,719,522,911      8,524,856,031       6,628,226,240      8,418,290,481

MINORITY INTERESTS                                20,770,248         14,275,912                  --                 --

SHAREHOLDERS' EQUITY
  Share capital                                3,561,078,000      3,561,078,000       3,561,078,000      3,561,078,000
  Capital surplus                              2,293,618,886      2,293,618,886       2,293,618,886      2,293,618,886
  Statutory common reserve fund                  701,442,717        701,442,717         693,730,248        693,730,248
  Including: Statutory common welfare fund       126,834,279        126,834,279         125,287,623        125,287,623
  Accumulated losses                            (578,558,624)      (702,515,175)       (570,846,155)      (694,802,706)
  Foreign exchange difference reserve                     --                 --                  --                 --

TOTAL SHAREHOLDERS' EQUITY                     5,977,580,979      5,853,624,428       5,977,580,979      5,853,624,428

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                        12,717,874,138     14,392,756,371      12,605,807,219     14,271,914,909

UNAUDITED PROFIT AND LOSS ACCOUNTS (PREPARED UNDER PRC GAAP)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                  2005 (1-6)         2004 (1-6)          2005 (1-6)         2004 (1-6)
                                                       GROUP              Group             COMPANY            Company
ITEMS                                            (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
1.  SALES REVENUE                             16,122,195,208     12,556,716,553      16,055,223,686     12,545,541,890
    Less: Cost of sales                      (15,123,412,908)   (10,955,477,471)    (15,088,226,705)   (10,921,200,679)
          Sales tax and other levies            (409,040,843)      (366,365,066)       (409,040,843)      (366,365,066)

2.  GROSS PROFIT ON SALES                        589,741,457      1,234,874,016         557,956,138      1,257,976,145
    Add:  Other operating loss                   (57,733,155)       (39,597,041)        (63,101,688)       (44,951,883)
    Less: Selling expenses                        (8,616,914)        (16,076,225)        (8,614,199)       (16,069,181)
          General and administrative expenses   (267,196,723)      (382,719,213)       (245,913,469)      (371,398,599)
          Financial expenses, net                (81,922,594)      (149,332,739)        (80,792,863)      (146,361,685)

3.  OPERATING PROFIT                             174,272,071        647,148,798         159,533,919        679,194,797
    Add:  Investment income/(loss)                11,396,841         13,563,392          19,686,575         (7,847,024)
          Subsidy income                           2,683,084                 --           2,683,084                 --
          Non-operating income                     7,209,537          1,693,881           7,163,619          1,665,763
    Less: Non-operating expenses                 (13,918,158)       (70,103,725)        (13,918,158)       (67,925,609)

4.  TOTAL PROFIT                                 181,643,375        592,302,346         175,149,039        605,087,927
    LESS: Income tax                             (51,192,488)                --         (51,192,488)                --
          Minority interests                      (6,494,336)        12,785,581                  --                 --

5.  NET PROFIT                                   123,956,551        605,087,927         123,956,551        605,087,927

SUPPLEMENTARY INFORMATION

                                                            2005 (1-6)                             2004 (1-6)
                                                       GROUP            COMPANY               Group            Company
                                                 (UNAUDITED)        (UNAUDITED)         (Unaudited)        (Unaudited)
1.  Income from sale and disposal of
      departments or investees                            --                 --                  --                 --
2.  Loss from natural catastrophe                         --                 --                  --                 --
3.  Increase in total profit resulting from
      change in accounting policies                       --                 --                  --                 --
4.  Increase in total profit resulting from
      change in accounting estimates                      --                 --                  --                 --
5.  Loss from debt restructuring                          --                 --                  --                 --
6.  Other                                                 --                 --                  --                 --

UNAUDITED PROFIT APPROPRIATION STATEMENTS (PREPARED UNDER PRC GAAP) FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                  2005 (1-6)         2004 (1-6)          2005 (1-6)         2004 (1-6)
                                                       GROUP              Group             COMPANY            Company
ITEMS                                            (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
1.  NET PROFIT                                   123,956,551        605,087,927         123,956,551        605,087,927
    Add:  Accumulated losses at the beginning
            of the period                       (702,515,175)    (3,276,275,225)       (694,802,706)    (3,268,562,756)
          Transfer from other sources                     --                 --                  --                 --

2.  ACCUMULATED LOSSES                          (578,558,624)    (2,671,187,298)       (570,846,155)    (2,663,474,829)
    Less: Transfer to statutory common
            reserve fund                                  --                 --                  --                 --
          Transfer to statutory common welfare
            fund                                          --                 --                  --                 --
          Transfer to staff and workers' bonus
            and welfare fund                              --                 --                  --                 --

3.  ACCUMULATED LOSSES                          (578,558,624)    (2,671,187,298)       (570,846,155)    (2,663,474,829)
    Less: Dividend for preference stocks                  --                 --                  --                 --
          Transfer to discretionary common
            reserve fund                                  --                 --                  --                 --
          Dividend for common stocks                      --                 --                  --                 --
          Dividend for common stocks
            transferred to capital                        --                 --                  --                 --

4.  ACCUMULATED LOSSES AT
      THE END OF THE PERIOD                     (578,558,624)    (2,671,187,298)       (570,846,155)    (2,663,474,829)

UNAUDITED CASH FLOW STATEMENTS (PREPARED UNDER PRC GAAP)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                        2005               2004                2005               2004
                                                 (1-6) GROUP        (1-6) Group       (1-6) COMPANY      (1-6) Company
ITEMS                                            (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
1.  CASH FLOWS FROM OPERATING ACTIVITIES
    Cash received from sale of goods or
      rendering of services                   18,577,643,853     13,575,335,485      18,433,571,643     13,484,432,032
    Refund of tax                                  9,674,715                 --           9,674,715                 --
    Cash received relating to other
      operating activities                         2,919,221            763,975           2,585,083          2,301,971

    SUB-TOTAL OF CASH INFLOWS                 18,590,237,789     13,576,099,460      18,445,831,441     13,486,734,003

    Cash paid for goods and services         (15,050,303,981)   (10,782,067,240)    (14,974,325,328)   (10,730,760,826)
    Cash paid to and on behalf of employees     (386,424,308)      (235,213,677)       (349,288,007)      (206,644,741)
    Payment of all types of taxes               (971,247,853)      (999,288,984)       (953,334,584)      (994,857,894)
    Cash paid relating to other operating
      activities                                 (36,504,484)       (80,777,794)        (31,508,819)       (75,840,348)

    SUB-TOTAL OF CASH OUTFLOWS               (16,444,480,626)   (12,097,347,695)    (16,308,456,738)   (12,008,103,809)

    NET CASH FLOWS FROM OPERATING ACTIVITIES   2,145,757,163      1,478,751,765       2,137,374,703      1,478,630,194

                                                        2005               2004                2005               2004
                                                 (1-6) GROUP        (1-6) Group       (1-6) COMPANY      (1-6) Company
ITEMS                                            (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
2.  CASH FLOWS FROM INVESTING ACTIVITIES
    Cash received from sale of investments                --                 --                  --                 --
    Cash received from return of investments      24,000,000                 --          24,000,000                 --
    Net cash received from disposal of fixed
      assets                                       5,113,098          1,514,731           5,113,098          1,514,731
    Cash received relating to other investing
      activities                                          --                 --                  --                 --

    SUB-TOTAL OF CASH INFLOWS                     29,113,098          1,514,731          29,113,098          1,514,731

    Cash paid to acquire fixed assets and
      other long-term assets                     (69,538,730)      (196,718,328)        (63,801,686)      (195,192,189)
    Cash paid to acquire investments                      --                 --                  --                 --
    Cash paid relating to other investing
      activities                                          --                 --                  --                 --

    SUB-TOTAL OF CASH OUTFLOWS                   (69,538,730)      (196,718,328)        (63,801,686)      (195,192,189)

    NET CASH FLOWS FROM INVESTING ACTIVITIES     (40,425,632)      (195,203,597)        (34,688,588)      (193,677,458)

3.  CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuing shares                          --                 --                  --                 --
    Including: Cash received from
      minority shareholders                               --                 --                  --                 --
    Proceeds from borrowings                   2,861,390,000      4,854,427,269       2,861,390,000      4,854,427,269
    Cash received relating to other
      financing activities                                --                 --                  --                 --

    SUB-TOTAL OF CASH INFLOWS                  2,861,390,000      4,854,427,269       2,861,390,000      4,854,427,269

    Repayment of borrowings                   (4,854,916,769)    (5,974,366,833)     (4,854,916,769)    (5,974,366,833)
    Cash paid for interest expense and
      distribution of dividends                  (86,133,493)      (182,829,135)        (84,718,859)      (181,429,548)
    Including: Dividends paid to minority
      shareholders                                        --                 --                  --                 --
    Cash paid relating to other financing
      activities                                          --                 --                  --                 --
    Including: Cash paid to minority
      shareholders due to reduction of
      capital of subsidiaries                             --                 --                  --                 --

    SUB-TOTAL OF CASH OUTFLOWS                (4,941,050,262)    (6,157,195,968)     (4,939,635,628)    (6,155,796,381)

    NET CASH FLOWS FROM FINANCING ACTIVITIES  (2,079,660,262)    (1,302,768,699)     (2,078,245,628)    (1,301,369,112)

4.  EFFECT OF FOREIGN EXCHANGE RATE
      CHANGES ON CASH                                     --                 --                  --                 --

5.  NET INCREASE/(DECREASE) IN CASH AND
      CASH EQUIVALENTS                            25,671,269        (19,220,531)         24,440,487        (16,416,376)

SUPPLEMENTARY INFORMATION

1.  RECONCILIATION OF NET PROFIT TO
      CASH FLOWS FROM OPERATING ACTIVITIES
    Net profit                                   123,956,551        605,087,927         123,956,551        605,087,927
    Add: Minority interests                        6,494,336        (12,785,581)                 --                 --
         (Reversal)/provision for impairment
           of assets                                (900,104)       128,214,613            (900,104)       127,551,812
         Depreciation of fixed assets            470,407,433        454,768,739         459,025,273        443,626,779
         Amortization of intangible assets        54,502,011         67,208,626          54,455,076         67,158,685
         Amortization of long-term deferred
           expenses                               17,001,633         42,225,822          17,001,633         42,225,822
         Decrease/(increase) in prepaid
           expenses                               17,232,395         (4,276,743)         17,502,687         (4,292,406)
         Increase in accrued expenses             62,855,438        263,075,625          58,454,579        259,935,408
         Gain on disposal of fixed assets         (5,113,098)        (1,514,731)         (5,113,098)        (1,514,731)
         Loss on scrapping of fixed assets           474,816         35,672,355             474,816         33,737,001
         Financial expenses                       94,850,697        152,933,553          93,436,063        151,533,966
         Investment (income)/loss                (11,396,841)       (13,563,392)        (19,686,575)         7,847,024
         Deferred tax credit                      51,192,488                 --          51,192,488                 --
         Decrease/(increase) in inventories    1,156,099,739         (7,391,193)      1,160,423,766         12,668,078
         Increase in operating receivables       (12,841,338)      (217,013,842)        (13,459,197)      (229,303,010)
         Increase/(decrease) in operating
           payables                              120,941,007        (13,890,013)        140,610,745        (37,632,161)

    NET CASH FLOWS FROM OPERATING ACTIVITIES   2,145,757,163      1,478,751,765       2,137,374,703      1,478,630,194

2.  INVESTING AND FINANCING ACTIVITIES THAT
      DO NOT INVOLVE CASH RECEIPTS AND
      PAYMENTS
    Purchase of fixed assets                              --                 --                  --                 --
    Convertible bonds maturing within one year            --                 --                  --                 --
    Finance lease of fixed assets                         --                 --                  --                 --

3.  NET INCREASE/(DECREASE) IN CASH AND
      CASH EQUIVALENTS
    Cash at the end of the period                 40,300,488         16,278,288          36,259,808         14,258,692
    Less: Cash at the beginning of the period    (14,629,219)       (35,498,819)        (11,819,321)       (30,675,068)
    Cash equivalents at the end of the period             --                 --                  --                 --
    Less: Cash equivalents at the beginning
      of the period                                       --                 --                  --                 --

    NET INCREASE/(DECREASE) IN CASH AND
      CASH EQUIVALENTS                            25,671,269        (19,220,531)         24,440,487        (16,416,376)

BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and the "Accounting System for Business Enterprises" as promulgated by the People's Republic of China.

PUBLICATION OF FINANCIAL INFORMATION

The Company's 2005 interim report, which set out all the information required by paragraphs 46(1) to 46(9) inclusive in Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange, will be available for publication on the website of the Stock Exchange (http://www.hkex.com.hk) within 21 days from the date of this announcement.

                                                           By Order of the Board
                                                                   YU LI
                                                                  CHAIRMAN

Jilin, PRC, 12th August, 2005

As of the date of this announcement, the composition of the Board is as follows:

EXECUTIVE DIRECTORS:                      Yu Li, Zhang Xingfu, Li Chongjie

NON-EXECUTIVE DIRECTORS:                  Yang Dongyan, Ni Muhua,
                                          Jiang Jixiang, Xiang Ze

INDEPENDENT NON-EXECUTIVE DIRECTORS:      Lu Yanfeng, Wang Peirong,
                                          Zhou Henglong, Fanny Li
--------------------------------------------------------------------------------

 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)
                               (STOCK CODE: 0368)
   NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON 29TH SEPTEMBER, 2005

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the "EGM") of Jilin Chemical Industrial Company Limited (the "Company") will be held at 9:00 a.m. on 29th September, 2005 at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People's Republic of China (the "PRC") to consider and, if thought fit, approve the following resolutions:

1. To consider and approve the Supplemental Composite Services Agreement, and authorize any director of the Company to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;

2. To consider and approve the Supplemental Master Products and Services Agreement, and authorize any director of the Company to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;

3. To consider and approve the Assets Management Agreement, and authorize any director of the Company to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

                                                           By Order of the Board
                                                                ZHANG LIYAN
                                                             COMPANY SECRETARY

Jilin, PRC, 12th August, 2005

NOTES:

(A) Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 p.m. on 30 August 2005 are entitled to attend the Extraordinary General Meeting with their passports or other identity papers.

(B) The register of members of the Company will close from 31 August 2005 to 29 September 2005 (both days inclusive), during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the EGM is entitled to appoint one or more proxies, whether they are members or not, to attend and vote, on his behalf, at the EGM.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney must be certified by a notary. The notarially certified power of attorney, or other documents of authorization, and the form of proxy must be delivered to the Company's registrar, Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the EGM.

(F) Shareholders intending to attend the EGM should return the accompanying reply slip to the Secretary's Office to the Company before 9 September 2005 personally/or by mail, cable or facsimile.

(G) The EGM is expected to last half a day. Shareholders attending the EGM will be responsible for their own transportation and accommodation expenses.

(H)   The details of the Secretary's Office of the Company are as follows:

No. 9 Longtan street
Longtan District
Jilin City
Jilin Province
PRC
Postal code: 132021
Tel: (86 432) 3903651
Fax: (86 432) 3028126

  (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA
                             WITH LIMITED LIABILITY)
                               (STOCK CODE: 0368)

                     ANNOUNCEMENT OF THE RESOLUTIONS PASSED
              AT THE SECOND EXTRAORDINARY GENERAL MEETING FOR 2005

The Company and the Board warrant the truthfulness, accuracy and completeness of the contents of this announcement and that there are no misrepresentations or misleading statements in, or material omissions from this announcement.

I.    IMPORTANCE MATTERS

      No new resolutions were proposed to be considered and no proposals were put forward to veto or amend any resolutions at the meeting.

II.   CONVENING OF THE EGM

      The second extraordinary general meeting for 2005 (the "EGM") for the shareholders ("Shareholder(s)") of Jilin Chemical Industrial Company Limited (the "Company") was held at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People's Republic of China (the "PRC") on 12 August 2005. The EGM was convened by the board of directors ("Board") of the Company and chaired by Mr. Yu Li, the chairman of the Board. Voting by poll was taken at the EGM. The meeting was convened in accordance with the relevant laws and regulations and the articles of association of the Company.

III.  ATTENDANCE OF THE EGM

      The EGM was attended by 1 shareholder (proxy) of the Company holding 2,510,931,492 shares, representing 70.51% of the Company's total share capital, among which nil Share was PRC-listed shares ("A Share(s)") and 114,631,492 Shares were overseas-listed foreign investment shares ("H Shares"), representing 11.88% of the total number of the H Shares with voting rights held by the holders of the H Shares ("H Shareholder(s)") of the Company.

IV.   CONSIDERATION OF AND VOTING ON THE RESOLUTIONS

      The following ordinary resolutions were considered and passed at the EGM through accumulative voting by a poll:

      1. The elections and appointments of the following directors of the Company for a term from 12 August 2005 to 19 April 2007 were approved:

            (i) The election and appointment of Ms. Yang Dongyan as a director of the Company

                  2,410,113,392 Shares voted in favour, representing 98.15% of the total number of the Shares with voting rights held by the shareholders (or proxy) who attended the EGM. 45,304,300 Shares voted against, representing 1.85% of the total number of the Shares with voting rights held by the shareholders (or proxy) who attended the EGM.

                  Among the H Shares, 13,813,392 Shares voted in favour, representing 23.37% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 45,304,300 Shares voted against, representing 76.63% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

            (ii) The election and appointment of Mr. Xiang Ze as director of the Company

                  2,410,113,392 Shares voted in favour, representing 98.15% of the total number of the Shares with voting rights held by the shareholders (or proxy) who attended the EGM. 45,304,000 Shares voted against, representing 1.85% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM.

                  Among the H Shares, 13,813,392 Shares voted in favour, representing 23.37% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 45,304,300 Shares voted against, representing 76.63% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

            (iii) The election and appointment of Mr. Li Chongjie as director of the Company

                  2,448,321,392 Shares voted in favour, representing 99.71% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM. 7,096,300 Shares voted against, representing 0.29% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM.

                  Among the H Shares, 52,021,392 Shares voted in favour, representing 88% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 7,096,300 Shares voted against, representing 12% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

      2. The elections and appointments of the following supervisors of the Company for a term from 12 August 2005 to 19 April 2007 were approved or noted:

            (i) The election and appointment of Mr. Wang Jianrong as a supervisor of the Company

                  2,448,495,892 Shares voted in favour, representing 99.71% of the total number of the Shares with voting rights held by the Shareholders who attended the EGM. 7,041,800 Shares voted against, representing 0.29% of the total number of the Shares with voting rights held by the Shareholders who attended the EGM.

                  Among the H Shares, 52,195,892 Shares voted in favour, representing 88.11% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 7,041,800 Shares voted against, representing 11.89% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

            (ii) The election and appointment of Mr. Xue Feng as a supervisor of the Company

                  2,448,495,892 Shares voted in favour, representing 99.71% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM. 7,041,800 Shares voted against, representing 0.29% of the total number of the Shares with voting rights held by the Shareholders (or proxy) who attended the EGM.

                  Among the H Shares, 52,195,892 Shares voted in favour, representing 88.11% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM. 7,041,800 Shares voted against, representing 11.89% of the total number of the H Shares with voting rights held by the H Shareholders (or proxy) who attended the EGM.

            (iii) The election and appointment of Mr. Bai Xuefeng as a supervisor of the Company (employees' representative)

                  The election and appointment of Mr. Bai Xuefeng as a supervisor of the Company (employees' representative) were noted.

      The Company had appointed Hong Kong Registrars Limited jointly with King & Wood, the legal advisers to the Company on the PRC laws, as the scrutineers to monitor the vote-taking procedures at the EGM.

V.    LEGAL OPINIONS

      As witnessed by and stated in the legal opinions issued by Zhou Ning of King & Wood, the convening and holding of the EGM of the Company, the voting procedures adopted at the EGM and the eligibility of the persons who attended the EGM are in compliance with the provisions of relevant laws and the articles of association of the Company".

                                                           By Order of the Board
                                                                ZHANG LIYAN
                                                             COMPANY SECRETARY

Jilin, PRC
August 12, 2005

As at the date of this announcement, the Board consists of the following directors:

EXECUTIVE DIRECTORS: Yu Li, Zhang Xingfu, Li Chongjie
NON-EXECUTIVE DIRECTORS: Yang Dongyan, Ni Muhua, Jiang Jixiang, Xiang Ze INDEPENDENT NON-EXECUTIVE DIRECTORS: Lu Yanfeng, Zhou Henglong, Wang Peirong,
                                     Fanny Li

THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.

 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)
                               (STOCK CODE: 0368)

            SUPPLEMENTAL CONTINUING CONNECTED TRANSACTION AGREEMENTS

The Directors wish to announce that, on 12 August 2005, the Company entered into
(i) the Supplemental Master Products and Services Agreement with Jilin Petrochemical; (ii) the Supplemental Composite Services Agreement with JCGC; and
(iii) the Assets Management Agreement with Jilin Petrochemical.

The transactions under the Supplemental Agreements and the Assets Management Agreement constitute non-exempt continuing connected transactions of the Company and are subject to the reporting, announcement and independent shareholders' approval under the Listing Rules.

An Extraordinary General Meeting of the Company will be held on 29 September 2005 to approve the Supplemental Agreements and the Assets Management Agreement.

The Board will appoint an independent board committee to consider and advise the independent shareholders on the terms of the Supplemental Agreements and the Assets Management Agreement, and will appoint Watterson Asia Limited, the independent financial adviser to advise the independent board committee. A circular containing, among other things, details of the Supplemental Agreements and the Assets and Management Agreement, the recommendation of the independent board committee and the advice of Watterson Asia Limited, the independent financial adviser to the independent board committee will be despatched to the shareholders of the Company as soon as possible.

PetroChina, being the controlling shareholder of the Company holding 67.29% of the share capital of the Company, and its associates will abstain from voting with regards to the ordinary resolutions in connection with the Supplemental Agreements and the Assets Management Agreement to be proposed at the Extraordinary General Meeting.

Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 pm on 30 August 2005 will be entitled to attend the Extraordinary General Meeting. The register of members of the Company will be closed from 31 August 2005 to 29 September 2005 (both days inclusive), during which no transfer of H Shares will be effected.

The Directors noted that the Company has breached two caps for the Continuing Connected Transactions. The delay in disclosure of and omission in obtaining the independent Shareholders' approval for such sale of petrochemical products has constituted breaches of the Listing Rules. The Stock Exchange has informed the Company that it reserves the rights to take appropriate actions against the Company and/or the Directors in respect of the breaches of the Listing Rules.

THE SUPPLEMENTAL AGREEMENTS AND THE ASSETS MANAGEMENT AGREEMENT MAY OR MAY NOT BE APPROVED BY THE INDEPENDENT SHAREHOLDERS. SHAREHOLDERS AND POTENTIAL SHAREHOLDERS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

1. BACKGROUND: THE EXISTING CONTINUING CONNECTED TRANSACTIONS

1.1   CONTINUING TRANSACTIONS WITH PETROCHINA

      PetroChina is the immediate controlling shareholder of the Company, holding 67.29% of the share capital of the Company. As such, PetroChina is a Connected Person of the Company and transactions between PetroChina and the Company constitute connected transactions under the Listing Rules. PetroChina's principal business consists of the exploration and production of crude oil and natural gas, crude oil refining, pipeline transportation and the production and sale of petrochemical products and natural gas products.

      The Company and PetroChina entered into the Master Products and Services Agreement on 30 November 2004 to govern the supply (1) by PetroChina to the Group, and (2) by the Group to PetroChina, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and affiliated companies in the ordinary and usual course of business of the Company and PetroChina for a term of three years from 1 January 2005 to 31 December 2007. The detailed terms and conditions of the Master Products and Services Agreement and the annual caps for the Continuing Connected Transactions contemplated thereunder were set out in the announcement dated 12 December 2004 and the Continuing Connected Transaction Circular and have been approved by the independent Shareholders.

      Jilin Petrochemical is a branch company of PetroChina registered and licensed under the PRC laws and regulations. Jilin Petrochemical is authorized to conduct its own business and enter into agreements in its own name to the extent authorised by PetroChina. The majority of the transactions under the Master Products and Services Agreement are carried out between the Company and Jilin Petrochemical.

1.2   CONTINUING TRANSACTIONS WITH JCGC

      JCGC is a wholly-owned subsidiary of CNPC which is the ultimate controlling shareholder of the Company. As such, JCGC is a Connected Person of the Company and transactions between JCGC and the Company constitute connected transactions under the Listing Rules. The business scope of JCGC consists of the management of the operation of its subsidiaries, production, trading, purchase and sale of raw chemical materials, chemical products, macromolecule materials, rubber products, plastic products, aluminum powder, food additive, farm chemical, environmental project engineering equipment, steam and electricity power.

      The Company and JCGC entered into the Composite Services Agreement on 30 November 2004 to govern the supply (1) by JCGC to the Group, and (2) by the Group to JCGC, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and affiliated companies in the ordinary and usual course of business of the Company and JCGC for a term of three years from 1 January 2005 to 31 December 2007. The detailed terms and conditions of the Composite Services Agreement and the annual caps for the Continuing Connected Transactions contemplated thereunder were set out in the announcement dated 12 December 2004 and the Continuing Connected Transaction Circular and have been approved by the independent Shareholders.

2. SUPPLEMENTAL CONTINUING CONNECTED TRANSACTION AGREEMENTS

2.1 TERMS AND CONDITIONS OF THE SUPPLEMENTAL MASTER PRODUCTS AND SERVICES AGREEMENT

      In anticipation of the continuing increase in the price of the products of the Company and Jilin Petrochemical, the increasing demand of both the Company and Jilin Petrochemical for the products and services from each other as a result of the expansion of their operations and a new assets management service to be provided by the Company to Jilin Petrochemical, the Company and Jilin Petrochemical, as authorized by PetroChina, entered into the Supplemental Master Products and Services Agreement on 12 August 2005 to expand the scope of the products and services to be provided under the Master Products and Services Agreement and revise the annual caps for the Continuing Connected Transactions contemplated thereunder.

      The details of and basis and reasons for such revision are set out under paragraphs 3.2.2 and 3.2.3 of this announcement.

      Payment for such transactions will be settled by cash by the Company through internal resources.

      Save as the above mentioned, the terms and conditions of the Master Products and Services Agreement, including but not limited to, general principles, terms for pricing and payments and termination of supply of any one or more categories of products or services for the products and services, shall remain unchanged and in full effect.

      Subject to and as from obtaining independent Shareholders' approval, the Supplemental Master Products and Services Agreement shall be valid till 31 December 2007.

      If in any year, the Company, due to any events or factors beyond the control of the Company (e.g. nature disasters or instability of crude oil prices) or the development of new projects, is required to purchase or supply additional products and services, then the Company shall, before any of the revised annual caps as mentioned above is breached, re-comply with the reporting and announcement requirements described in rules 14A.45 to 14A.47 and the independent shareholders' approval requirements described in rule 14A.48 of the Listing Rules for the decision to purchase or supply such additional products or services on the basis of any revised business plan and comprehensive financial analysis.

2.2   TERMS AND CONDITIONS OF THE SUPPLEMENTAL COMPOSITE SERVICES AGREEMENT

      In anticipation of the continuing increase in the price of petrochemical products of the Company and the increasing demand of both the Company and JCGC for the products and services from each other as a result of the expansion of their operations, the Company and JCGC entered into the Supplemental Composite Services Agreement on 12 August 2005 to expand the scope of the products and services to be provided under the Composite Services Agreement and revise the annual caps for the Continuing Connected Transactions contemplated thereunder.

      The details of and basis and reasons for such revision are set out under paragraphs 3.3.2 and 3.3.3 of this announcement.

      Payment for such transactions will be settled by cash by the Group through internal resources.

      Save as the above mentioned, the terms and conditions of the Composite Services Agreement, including but not limited to, general principles, terms for pricing and payments and termination of supply of any one or more categories of products or services for the products and services, shall remain unchanged and in full effect.

      Subject to and as from obtaining independent Shareholders' approval, the Supplemental Composite Services Agreement shall be valid till 31 December 2007.

      If in any year, the Company, due to any events or factors beyond the control of the Company (e.g. nature disasters or instability of crude oil prices) or the development of new projects, is required to purchase or supply additional products and services, then the Company shall, before any of the revised annual caps as mentioned above is breached, re-comply with the reporting and announcement requirements described in rules 14A.45 to 14A.47 and the independent shareholders' approval requirements described in rule 14A.48 of the Listing Rules for the decision to purchase or supply such additional products or services on the basis of any revised business plan and comprehensive financial analysis.

2.3   ASSETS MANAGEMENT AGREEMENT

      The Company sells ethylene to Jilin Petrochemical under the Master Products and Services Agreement. The production capacity of the Company's existing ethylene production facilities is approximately 380,000 tonnes per year (the "Existing Facilities"). Due to the increasing demand of Jilin Petrochemical for ethylene, which could not be satisfied by the Existing Facilities, and the Company's lack of funds to expand such production facilities, Jilin Petrochemical carried out an expansion of the Existing Facilities. The expanded facilities to the Existing Facilities are expected to commence commercial operation around 31 October 2005 with an annual production capacity of approximately 220,000 tonnes (the "Expanded Facilities").

      To manage and operate the expanded ethylene production facilities in a efficient manner, Jilin Petrochemical and the Company entered into the Assets Management Agreement on 12 August 2005 under which the Company will be responsible for the management and operation of the Expanded Facilities owned by Jilin Petrochemical.

      Subject to obtaining the independent Shareholders' approval, the Assets Management Agreement will be valid for a term of three years from the date of the commencement of commercial operation of the Expanded Facilities. The Expanded Facilities are expected to commence commercial operation around 31 October 2005. Following the expiry of such three year term and in the event that Jilin Petrochemical intends to sell the Expanded Facilities upon the expiry of such three year term, the Company shall have a right of first refusal upon the same terms and conditions offered by Jilin Petrochemical. Jilin Petrochemical shall also procure the third party which will acquire the Expanded Facilities to undertake to be bound by the Assets Management Agreement. Further announcement will be made if the Company acquires the Expanded Facilities according to the Listing Rules.

      Following the commencement of commercial operation of the Expanded Facilities, of the total amount of the ethylene produced by the Existing Facilities and Expanded Facilities as a whole ("Expanded Ethylene Plant"), on a monthly basis, 63.33% shall be attributed to the Company and 36.67% to Jilin Petrochemical, being the respective percentages of the designed production capacity of the Existing Facilities and the Expanded Facilities to the total designed production capacity of the Expanded Ethylene Plant, i.e., approximately 600,000 tonnes. The costs of ancillary materials, public utilities services and fuels consumed by the Expanded Ethylene Plant shall also be shared by the Company and Petrochemical according to such percentages. The costs pertaining to the fixed assets in relation to the Expanded Ethylene Plant such as the costs of depreciation, production safety insurance fund and maintenance shall be separately accounted for and borne by the Company and Jilin Petrochemical in relation to the Existing Facilities and Expanded Facilities, respectively.

      The ethylene and related products produced by the Expanded Ethylene Plant attributable to the Company will be supplied to fully satisfy the requirements of the downstream production facilities of the Company and any excess amount may be sold to Jilin Petrochemical or independent third parties. Such ethylene and related products attributable to Jilin Petrochemical will be supplied to satisfy the requirements of its downstream polyethylene production facilities and any excess amount may be sold to the Company or independent third parties.

      The production materials for ethylene produced by the oil refinery facilities shall be supplied to fully satisfy the requirement of the Existing Facilities and any excess amount (if any) may be sold to Jilin Petrochemical to be used for the Expanded Facilities. The Company will purchase additional amount of production materials required by the Existing Facilities from independent third parties. Jilin Petrochemical will mainly purchase the production materials required by the Expanded Facilities from independent third parties.

      During the first year following the commence of commercial operation of the Expanded Facilities, Jilin Petrochemical shall pay the Company a management fee at RMB21 per tonne of ethylene attributable to the Expanded Facilities, which is determined by reference to the average amount of the labor cost involved in the production of ethylene by the Existing Facilities for the two years ended 31 December 2004 and six months ended 30 June 2005. The amount of the ethylene attributable to the Expanded Facilities is estimated not to exceed 260,000 tonnes per year. Such management fee will be increased by 15% each year thereafter. The management fee is payable on a monthly basis before the 5th day of each month.

      As such, the management fee payable by Jilin Petrochemical to the Company is expected not to exceed RMB910,000, RMB5,600,000 and RMB6,440,000 for each of the three years ending 31 December 2007, respectively.

3. BASIS FOR INCREASING THE CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS

3.1   GENERAL PRINCIPLES

      The Directors consider that it is in the interest of the Group to continue the Continuing Connected Transactions upon the same terms and conditions set out in the Continuing Connected Transactions Agreements as amended by the Supplemental Agreements and the Assets Management Agreement.

      The Directors had revised the annual caps for the Continuing Connected Transactions for each of three financial years ending 31 December 2007 based on the following factors:

      (a) the Continuing Connected Transactions will continue to be entered into between the Company and the relevant Connected Persons upon the terms and conditions set out in the relevant Connected Transaction Agreement as amended by the relevant Supplemental Agreements and Assets Management Agreement;

      (b) the annual caps are set or revised based on the amounts of the Continuing Connected Transactions for the year ended 31 December 2004 and the six months ended 30 June 2005 set out below under paragraphs 3.2.1 and 3.3.1 and for the reasons set out below under paragraphs 3.2.3 and 3.3.3;

      (c) there will be no material changes in existing government policies, political, legal, fiscal, or economic conditions in the PRC or countries to which the Company exports its products; and

      (d) there will be no material delay in the production schedule or expansion projects of the Company or material changes in the production process of the Company.

      The Directors consider that the caps for the Continuing Connected Transactions and the basis on which such caps are set or revised are fair and reasonable in the interest of the Company and Shareholders as a whole.

3.2 REASONS FOR REVISING THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTION WITH PETROCHINA

3.2.1 The table below sets out the amount of the Continuing Connected Transaction with PetroChina for the year ended 31 December 2004 and six months ended 30 June 2005:

                                                             YEAR ENDED    SIX MONTHS ENDED
      CATEGORY OF TRANSACTIONS                         31 DECEMBER 2004        30 JUNE 2005
                                                              (RMB'000)           (RMB'000)
      Purchase of crude oil                                  11,798,022           7,381,607
      Purchase of production materials                        7,447,892           3,087,316
      Sale of gasoline and diesel oil                        10,712,175           6,370,666
      Sale of petrochemical products                         11,519,222           5,781,711
      Production safety insurance funds                          32,958              16,576
      Lease of machinery and equipment                           27,733              15,650
      Railway transport and water treatment services             29,706              17,090

3.2.2 The table below sets out the revises annual caps for the Continuing Connected Transaction with PetroChina for each of the three years ending 31 December 2007:

                              YEAR ENDING 31 DECEMBER 2005        YEAR ENDING 31 DECEMBER 2006       YEAR ENDING 31 DECEMBER 2007
                                        (RMB'000)                           (RMB'000)                          (RMB'000)
                               ORIGINAL AMOUNT OF REVISED          ORIGINAL AMOUNT OF REVISED         ORIGINAL AMOUNT OF REVISED
CATEGORY OF TRANSACTION           CAP   INCREASE         CAP         CAP    INCREASE         CAP         CAP    INCREASE         CAP
Purchases of crude oil     23,680,000          0  23,680,000  31,370,000           0  31,370,000  33,980,000           0  33,980,000
Purchase of production
  materials                 2,640,000  4,536,860   7,176,860   2,920,000   7,542,720  10,462,720   3,210,000  12,030,840  15,240,840
Sale of gasoline and
  diesel oil               13,320,000          0  13,320,000  17,330,000           0  17,330,000  18,780,000           0  18,780,000
Sale of petrochemical
  products                 12,480,000    517,570  12,997,570  14,130,000   4,347,600  18,477,600   15,310,00   6,521,410  21,831,410
Production safety
  insurance funds              58,000     15,430      73,430      59,000      18,520      77,520      60,000      22,220      82,220
Lease of machinery and
  equipment                    18,000     61,560      79,560      20,000      86,190     106,190      23,000     129,280     152,280
Railway transport and
  water treatment servies      19,000     36,720      55,720      21,000      51,410      72,410      23,000      77,110     100,110
Public utilities services*         NA    797,140     797,140          NA   1,110,300   1,110,300          NA   1,665,220   1,665,220
Assets management service*         NA        910         910          NA       5,600       5,600          NA       6,440       6,440
Other supporting services*         NA    154,940     154,940          NA     216,920     216,920          NA     325,370     325,370

TOTAL                      52,215,000  6,121,130  58,336,130  65,850,000  13,379,260  79,229,260, 71,386,000  20,777,890  92,163,890

* New continuing connected transactions to be entered into between the Company and PetroChina from the second half of 2005

3.2.3 The basis and reasons for revising the caps for the Continuing Connected Transactions with PetroChina are as follows:

      (A)   PURCHASE OF PRODUCTION MATERIALS

            The price of the production materials purchased by the Company from Jilin Petrochemical has increased substantially in line with the increase in the market price of petrochemical products in the PRC, which tracks an increase in the price of crude oil by approximately 47% in the first half of 2005. The price of such production materials has increased by an average of approximately 40% in the first half of 2005 compared with the same period in the last year. Such substantial increase is beyond the Director's reasonable expectation. The Directors expect an increase of approximately 30%, 40% and 50%, respectively, in the price of such products for each of the years ending 31 December 2007 on a year-on-year basis.

            In order to comply with the new environmental protection standards for diesel oil carried out by the PRC government in 2004, the cracking diesel oil produced by the Company must be refined through the hydrogenation treating facility of Jilin Petrochemical and the Company will re-purchase the hydrogenated diesel oil for its further processing and sales to Jilin Petrochemical. With the increase in the volume of crude oil, the amount of the cracking diesel oil produced by the Company which must be hydrogenated through the hydrogenation treating facilities of Jilin Petrochemical increased accordingly, resulting in a substantial increase in the amount of the hydrogenated diesel oil purchased by the Company from Jilin Petrochemical.

      (B)   SALE OF PETROCHEMICAL PRODUCTS

            The price of the petrochemical products sold by the Company to Jilin Petrochemical has increased substantially in line with the increase in the market price of petrochemical products in the PRC, which tracks an increase in the price of crude oil in the international market by approximately 47% in the first half of 2005. The price of petrochemical products sold by the Company to Jilin Petrochemical has increased by an average of approximately 25% in the first half of 2005 compared with the same period in the last year. Such substantial increase is beyond the Directors' reasonable expectation. The Directors expect an increase of approximately 30%, 40% and 50%, respectively, in the price of such products for each of the years ending 31 December 2007 on a year-on-year basis.

            The amount of the petrochemical products sold by the Company to Jilin Petrochemical will also increase substantially following the commencement of commercial operation of Jilin Petrochemical's expanded polyethylene production facilities in October 2005 and that of the Expanded Facilities by the end of 2005 and the commencement of expansion of phenol acetone production facilities in 2006 and glycol production facilities in 2007.

      (C)   PRODUCTION SAFETY INSURANCE FUNDS

            The Company shall contribute to the production safety insurance plan of PetroChina at 0.4% of the average cost of fixed assets and inventory. The increase in the caps for such funds is proposed mainly due to the increase in the cost of inventory of the Company which is beyond the reasonable expectation of the Company due to the substantial increase in the price of crude oil, production materials and petrochemical products.

      (D)   LEASE OF MACHINERY AND EQUIPMENT

            With the unexpected expansion of plants of Jilin Petrochemical, the Company will lease additional machinery and equipment from Jilin Petrochemical to benefit from the operation effectiveness and proficiency which will cause an increase in the amount of the services charges payable to Jilin Petrochemical.

      (E)   RAILWAY TRANSPORT AND WATER TREATMENT SERVICES

            The Company will provide additional railway transport and water treatment services to Jilin Petrochemical following the commencement of commercial operations of Jilin Petrochemical's various expansion projects, which would cause an increase in the amount of services charges payable by Jilin Petrochemical beyond the Directors' reasonable expectation.

      (F)   PUBLIC UTILITIES SERVICES

            As a substantial part of plants of the Company is co-mingled with those of Jilin Petrochemical at the same premises, it would be more cost effective for the Company and Jilin Petrochemical to acquire public utilities services from each other for those plants. The Company and Jilin Petrochemical will provide public utilities to each other at market price from the second half of 2005 with the commencement of commercial operation of renovated facilities of both the Company and Jilin Petrochemical. The Directors expect a substantial increase in the amount of such services in 2006 and 2007 following the completion of various expansion projects by both the Company and JCGC and in view of the continuing increase in the prices of the public utilities due to that in the prices of power and energy.

      (G)   ASSETS MANAGEMENT SERVICE

            The Company will provide a management service of ethylene production facilities to Jilin Petrochemical under the Assets Management Agreement for a management fee from the second half 2005. The basis on which such management fee is determined and its annual caps is set out under paragraph 3.4.

      (H)   OTHER SUPPORTING SERVICES

            The Company will provide maintenance services to the production facilities of Jilin Petrochemical due to the insufficient capacity of Jilin Petrochemical. The Company also expects to provide such services to Jilin Petrochemical in its triennial overall overhaul and maintenance of production facilities in the second half of 2005. Such services will be provided at actual cost.

            The Company will provide landscaping services, job training services and other welfare and supporting services as required by Jilin Petrochemical with its expansion of operation and labor force. Such services will be provided at market price.

            The Directors expect an average increase of approximately 50% in 2006 and 2007 on a year-on-year basis to satisfy the increasing requirements of Jilin Petrochemical in the course of expanding both of its operations and labor force.

3.3 REASONS FOR REVISING THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTION WITH PETROCHINA

3.3.1 The table below sets out the amounts of the Continuing Connected Transactions with JCGC for the year ended 31 December 2004 and six months ended 30 June 2005:

                                                       YEAR ENDED       SIX MONTHS ENDED
      CATEGORY OF TRANSACTIONS                      31 DECEMBER 2004      30 JUNE 2005
                                                        (RMB'000)           (RMB'000)
      Sale of products                                  1,417,140           803,708
      Examination and maintenance services                 19,665             1,552
      Construction of fixed assets                         76,342             6,406
      Purchase of production materials
        and spare parts                                   148,587            55,903
      Welfare and supporting services                     262,961            42,450
      Operating lease rentals on land & property            7,680             3,200

3.3.2 The table below sets out the revised annual caps for the Continuing Connected Transactions with JCGC for each of the three years ending 31 December 2007:

                              YEAR ENDING 31 DECEMBER 2005        YEAR ENDING 31 DECEMBER 2006       YEAR ENDING 31 DECEMBER 2007
                                        (RMB'000)                           (RMB'000)                          (RMB'000)
                               ORIGINAL AMOUNT OF REVISED          ORIGINAL AMOUNT OF REVISED         ORIGINAL AMOUNT OF REVISED
CATEGORY OF TRANSACTION           CAP   INCREASE         CAP         CAP    INCREASE         CAP         CAP    INCREASE         CAP
Sale of products            1,503,300    637,700   2,141,000   1,643,300   2,261,300   3,904,600   1,803,300   7,022,500   8,825,800
Examination and
  maintenance services         11,600     10,360      21,960      11,600      34,100      45,700      11,600      38,660      50,260
Construction of fixed
  assets                       26,890    110,150     137,040      26,890     124,970     151,860      26,890     150,890     177,780
Purchase of production
  materials and spare parts     7,480    453,000     460,480       8,220     641,400     649,620       9,050     972,100     981,150
Welfare and supporting
  services                    101,550    186,990     288,540     101,550     367,850     469,400     101,550     653,270     754,820
Operating lease rentals on
  land & property               7,680      4,100      11,780       7,680       4,980      12,660       7,680       5,980      13,660
TOTAL                       1,658,500  1,402,300   3,060,800   1,799,240   3,434,600   5,233,840   1,960,070   8,843,400  10,803,470

3.3.3 The basis and reasons for revising the annual caps for the Continuing Connected Transactions with JCGC are as follows:

      (A)   SALE OF PRODUCTS

            The price of the products sold by the Company to JCGC has increased substantially in line with the increase in the market price of petrochemical products in the PRC, which tracks an increase in the price of crude oil in the international market by approximately 47% in the first half of 2005. The price of petrochemical products sold by the Company to JCGC has increased by an average of approximately 25% in the first half of 2005 compared with the same period in the last year. Such substantial increase is beyond the Directors' reasonable expectation. The Directors expect an increase of approximately 30%, 40% and 50%, respectively, in the price of such products for each of the years ending 31 December 2007 on a year-on-year basis.

            In addition, the Company will sell certain products to JCGC which were previously sold to third parties due to the changes in the market, resulting in an increase in the amounts of sale of such products.

      (B)   EXAMINATION AND MAINTENANCE SERVICES

            In view of JCGC's improved capacity for examination and maintenance services and for the sake of cost effectiveness, the Company will acquire a substantial amount of additional examination and maintenance services from JCGC instead of third parties to carry out examination and maintenance of its production facilities, including its triennial overall examination and maintenance in the second half of 2005.

      (C)   CONSTRUCTION OF FIXED ASSETS

            The Company will acquire additional fixed assets construction services from JCGC in the course of its triennial overall examination and maintenance in the second half of 2005. Moreover, the Company will acquire an additional amount of such services from JCGC as it expects to carry out a series of small scale renovation and expansion projects in 2006 and 2007.

      (D)   PURCHASE OF PRODUCTION MATERIALS AND SPARE PARTS

            The price of the production materials purchased by the Company from JCGC has increased substantially in line with the increase in the market price of petrochemical products in the PRC, which tracks an increase in the price of crude oil in the international market by approximately 47% in the firs half of 2005. The price of production materials purchased by the Company from JCGC has increased by an average of approximately 40% in the first half of 2005 compared with the same period in the last year. Such substantial increase is beyond the Director's reasonable expectation. The Directors expect an increase of approximately 30%, 40% and 50%, respectively, in the price of such production materials for each of the years ending 31 December 2007 on a year-on-year basis.

            In addition, the Company will continue to purchase certain production materials from JCGC which were purchased from independent third parties due to the unexpected changes in the market, resulting in an substantial increase in the amounts of purchase of such production materials.

      (E)   WELFARE AND SUPPORTING SERVICES

            With the expansion of operations by JCGC, the Company will acquire a substantial amount of additional public utilities services from JCGC's plants to benefit from the convenience of locations and achieve cost effectiveness.

      (F)   OPERATING LEASE RENTALS ON LAND AND PROPERTY

            With the expansion of operations by JCGC, the Company will lease additional properties from JCGC's facilities to benefit from the convenience of locations and achieve cost effectiveness.

3.4 BASIS FOR THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS UNDER THE ASSETS MANAGEMENT AGREEMENT

      The management fee payable under the Assets Management Agreement is determined with reference to the average amount of actual labor costs incurred in the production of ethylene for the two years ended 31 December 2004 and six months ended 30 June 2005, being RMB21 per tonne of ethylene. The annual caps for the management fee payable by Jilin Petrochemical to the Company for each of the years ending 31 December 2008 are estimated on such basis multiplied by the amount of ethylene attributable to the Expanded Facilities and a mark-up of 15% on the labor cost each year thereafter. The estimated maximum amount of ethylene attributable to the Expanded Facilities will be approximately 260,000 tonnes for each of the three years following the commencement of commercial operation of the Expanded Facilities.

4.    BREACH OF TWO CAPS FOR ONE CONTINUING CONNECTED TRANSACTION

      In the course of preparing the interim report for the six months ended 30 June 2005, the Directors noted that while the Company is in compliance with the cap set out in the Master Products and Services Agreement for the total amount of the Continuing Connected Transactions with PetroChina for the year ending 31 December 2005, the estimated maximum amount for the purchase of production materials by the Company from PetroChina has been exceeded. The total amount of production materials purchased by the Company from PetroChina for the six months ended 30 June 2005 was approximately RMB3,087,316 which exceeds the annual cap for such transaction as approved by the independent Shareholders, being RMB2,640,000,000.

      Such breach was mainly due to the purchase of a large amount of hydrogenated diesel oil by the Company from Jilin Petrochemical in order to comply with the new environmental protection standards for diesel oil introduced by the PRC government in 2004, which is beyond the Company's control and reasonable expectation. To comply with such standards, the cracking diesel oil produced by the Company must be refined through the hydrogenation treating facility of Jilin Petrochemical and the Company will re-purchase the hydrogenated diesel oil for its further processing and sales to PetroChina. With the increase in the volume of crude oil, the amount of the cracking diesel oil produced by the Company, which must be hydrogenated through the hydrogenation treating facilities of Jilin Petrochemical, increased accordingly and resulted in a substantial increase in the amount of the hydrogenated diesel oil purchased by the Company from Jilin Petrochemical.

      The Directors also noted that while the Company is in compliance with the cap set out in the Composite Services Agreement for the total amount of the Continuing Connected Transactions with JCGC for the year ending 31 December 2005, the estimated maximum amount for production materials purchased by the Company from JCGC has been exceeded. The total amount of production materials purchased by the Company from JCGC for the six months ended 30 June 2005 was approximately RMB55,903,000 which exceeds the annual cap for such transaction as approved by the independent Shareholders, being RMB7,480,000.

      Such breach was mainly due to the purchase of a large amount of fatty alcohol by the Company from PetroChina which was purchased from a third party. As the third party ceased its manufacturing of such production material and due to the Company's lack of import license, the Company has to import such production material of equivalent standards through a subsidiary of JCGC with such license, resulting in a substantial increase in the amount of production materials purchased from JCGC.

      The delay in disclosure of and omission in obtaining the independent Shareholders' approval for such sale of petrochemical products has constituted breaches of the Listing Rules. The Stock Exchange has informed the Company that it reserves the rights to take appropriate actions against the Company and/or the Directors in respect of the breaches of the Listing Rules.

      To remedy such breach, the Directors have resolved to enter into and propose for the Shareholders' approval of the Supplemental Agreements to revise the annual caps for the Continuing Connected Transactions, including but not limited to, the purchase of production materials from PetroChina and the purchase of production materials and spare parts from JCGC to satisfy the increasing demand for such transactions in the ordinary and usual course of the business of the Company. Furthermore, the Directors will continue to monitor closely the amount of the Continuing Connected Transactions on a monthly basis. The Directors, will particularly review the amounts of the Continuing Connected Transactions and take prompt actions to make necessary disclosure and obtain independent Shareholders' necessary approval as required under the Listing Rules if the amount of any of the Continuing Connected Transactions exceeds or is likely to exceed the relevant cap.

5.    LISTING RULES IMPLICATIONS FOR SUPPLEMENTAL CONTINUING CONNECTED
      TRANSACTIONS

      PetroChina is the controlling shareholder of the Company and JCGC is a wholly-owned subsidiary of the ultimate controlling shareholder of the Company. They are respectively Connected Persons of the Company as defined under Rule 14A.11 of the Listing Rules. Accordingly, the transactions under the Supplemental Agreements and the Assets Management Agreement constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and are subject to the disclosure requirements under Rules 14A.37 to 14A.40, 14A.45 and 14A.47 and the approval of the independent Shareholders under Rule 14A.48 of the Listing Rules.

6.    APPROVAL BY THE BOARD

      A meeting of the Board was held on 12 August 2005, at which the Board approved the entering into of: (i) the Supplemental Master Products and Services Agreement with Jilin Petrochemical; (ii) the Supplemental Composite Services Agreement with JCGC; and (iii) the Assets Management Agreement with Jilin Petrochemical. The votes of Mr. Yu Li, Ms. Yang Dongyan, Mr. Ni Muhua, Mr. Jiang Jixiang and Mr. Xiang Ze, who are also employees of PetroChina, were not counted. All the remaining six Directors, including Mr. Zhang Xingfu, Mr. Li Chongjie, Mr. Wang Peirong, Mr. Lu Yanfeng, Mr. Zhou Henlong and Ms. Fanny Li, have approved all such agreements.

7.    EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS

      The Board of the Company resolved to convene an Extraordinary General Meeting of the Company on 29 September 2005 to approve, among other things, the Supplemental Agreements and the Assets Management Agreement.

      PetroChina and its associates will abstain from voting with regard to ordinary resolutions in connection with the matters mentioned above to be proposed at the Extraordinary General Meeting.

      A circular containing, among other things, details of the Supplemental Agreements and the Assets Management Agreement, the recommendations of the independent board committee and the advice of Watterson Asia Limited, the independent financial adviser of the independent board committee will be despatched to the shareholders of the Company.

      The holders of the Company's shares whose names appear on the register of members of the Company at 4:00 pm on 30 August 2005 will be entitled to attend the Extraordinary General Meeting. The register of members of the Company will be closed from 31 August 2005 to 29 September 2005 (both days inclusive), during which no transfer of H Shares will be effected.

      THE SUPPLEMENTAL AGREEMENTS AND THE ASSETS MANAGEMENT AGREEMENT MAY OR MAY NOT BE APPROVED BY THE INDEPENDENT SHAREHOLDERS. SHAREHOLDERS AND POTENTIAL SHAREHOLDERS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

7.    GENERAL INFORMATION

      The Group's principal business consists of production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.

      As of the date hereof, the Board comprises of:

      EXECUTIVE DIRECTORS:
      Yu Li, Zhang Xingfu, Li Chongjie

      NON-EXECUTIVE DIRECTORS:
      Yang Dongyan, Ni Muhua, Jiang Jixiang, Xiang Ze

      INDEPENDENT NON-EXECUTIVE DIRECTORS:
      Lu Yanfeng, Wang Peirong, Fanny Li, Zhou Henglong

                                              By order of the Board of Directors
                                                             YU LI
                                                           CHAIRMAN

12 August 2005
Jilin, the PRC

DEFINITIONS

"Assets Management      the assets management agreement entered into between the
  Agreement"            Company and Jilin Petrochemical (as authorized by
                        PetroChina) on 12 August 2005 in relation to the management of certain ethylene production facilities by the Company for Jilin Petrochemical

"Board"                 the board of Directors

"CNPC" China National Petroleum Corporation, a state-owned enterprise established in the PRC, which, pursuant to the Restructuring, oversees the exploration and development of oil and natural gas resources, refining, transportation, marketing of crude oil and refined products

"Company"               Jilin Chemical Industrial Company Limited, a joint stock
                        limited company incorporated in the PRC with H Shares listed on the Stock Exchange and American Depository
                        Shares listed on the New York Stock Exchange

"Composite Services     the composite services agreement entered into between
  Agreement"            the Company and JCGC on 30 November 2004 for a term of
                        three years from 1 January 2005 to 31 December 2007 to govern the continuing supply of certain goods and services between the parties

"Connected Person(s)"   connected person(s) of the Company as defined in the
                        Listing Rules, i.e., in relation to the Company, means a promoter, director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them. For purpose of this announcement, means PetroChina and/or JCGC

"Continuing Connected   the transaction(s) entered into between the Group and
  Transaction(s)"       PetroChina and JCGC respectively which constitute
                        continuing connected transactions as defined in Chapter
                        14A of the Listing Rules

"Continuing Connected   the circular dated 24 December 2004 issued by the
  Transaction Circular" Company relating to the continuing connected transactions with PetroChina and JCGC, respectively

"Directors"             the directors of the Company

"EGM" the extraordinary general meeting of the Company to be held on 29 September 2005

"Group"                 the Company and its subsidiaries from time to time

"HK$"                   Hong Kong dollars, the lawful currency of Hong Kong

"Independent            the independent non-executive directors of the Company
  Directors"

"JCGC" Jilin Chemical Group Corporation, a wholly-owned subsidiary of CNPC

"Jilin Petrochemical"   Jilin Petrochemical Branch Company of PetroChina

"Listing Rules"         The Rules Governing the Listing of Securities on The
                        Stock Exchange of Hong Kong Limited

"Master Products and    the master products and services agreement entered into
  Services Agreement"   between the Company and PetroChina on 30 November 2004
                        for a term of three years from 1 January 2005 to 31
                        December 2007 to govern the continuing supply of certain goods and services between the parties

"petrochemical          petrochemical products including ethylene, propylene,
  products"             styrene, butadiene, 1-butene, xylene, n-xylene, and
                        other miscellaneous products

"PetroChina"            PetroChina Company Limited, a subsidiary of CNPC
                        incorporated as a joint stock company with limited liability in the PRC with H Shares listed on the Stock
                        Exchange and American Depository Shares listed on the New York Stock Exchange

"PRC"                   The People's Republic of China

"RMB"                   Renminbi, the lawful currency of the PRC

"Shareholders"          shareholders of the Company

"Stock Exchange"        The Stock Exchange of Hong Kong Limited

"Supplemental           an agreement entered into between the Company and JCGC
  Composite Services    12 August 2005 to amend and supplement certain terms of
  Agreement"            the Composite Services Agreement

"Supplemental Master    an agreement entered into between the Company and Jilin
  Products and          Petrochemical (as authorized by PetroChina) on 12 August
  Services Agreement"   2005 to amend and supplement certain terms of the Mater
                        Products and Services Agreement

"Supplemental           collectively, the Supplemental Master Products Services
  Agreements"           Agreement, the Supplemental Composite Services Agreement

"%"                     per cent.

FOR THE PURPOSE OF ILLUSTRATION ONLY, THE TRANSLATION OF RMB INTO HONG KONG DOLLARS IS BASED ON THE EXCHANGE RATE OF HK$1.00 TO RMB1.07.